SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):
April 6, 2005

MAGUIRE PROPERTIES, INC.
(Exact name of registrant as specified in its charter)

Maryland	**1-31717**	**04-3692625**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

333 South Grand Avenue, Suite 400
Los Angeles, California
(Address of principal executive offices)

90071
(Zip Code)

213-626-3300
(Registrant's telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

TABLE OF CONTENTS

Section 1   **Registrant's Business and Operations**

Item 1.01   **Entry into a Material Definitive Agreement.**

In connection with the acquisition of San Diego Tech Center for $187.0 million, including costs, described below in *Section 2 - Financial Information*, on April 6, 2005, Maguire Properties - San Diego Tech Center, LLC, a wholly owned subsidiary of Maguire Properties, L.P. (the "Operating Partnership"), the operating partnership subsidiary of Maguire Properties, Inc. (the "Company"), a real estate investment trust, completed a $133.0 million, ten-year mortgage financing with Column Financial, Inc., a subsidiary of Credit Suisse First Boston. The mortgage loan has a fixed interest rate of 5.70% and a maturity date of April 11, 2015. The financing is evidenced by a deed of trust and related loan documents, certain of which are filed with this current report. To further facilitate the acquisition, the Operating Partnership borrowed $7.0 million under its $100.0 million secured revolving credit facility with Credit Suisse First Boston, which matures in March 2009. The remaining $47.0 million was financed with cash on hand.

In order to defer a significant portion of the potential taxable gain from the planned disposition of Glendale Center, one of the Company's properties located in Glendale, California, the acquisition of San Diego Tech Center was structured under the "Safe Harbor" rules of REV.PROC. 2000-37 to qualify as a reverse 1031 like-kind exchange ("reverse exchange") to potentially defer the capital gain from such sale. A copy of the Qualified Exchange Accommodation Agreement is filed with this current report on Form 8-K.

The new mortgage loan is interest-only for the term of the loan. The loan may be prepaid in whole during months 25 through 117 of the loan term, subject to defeasance. The loan may be prepaid during the last three months of its term without penalty or defeasance. A partial prepayment during month 25 of the loan term, but prior to December 31, 2009, of up to $20.0 million may be made in connection with the release of certain buildings on the property, subject to a penalty of the treasury rate minus 50 basis points on the prepaid amount, to the extent necessary to satisfy certain debt service coverage ratios required to release such buildings. A partial prepayment of the loan of up to $20.0 million is permitted at any time without prepayment penalties after December 31, 2009, again to the extent necessary to satisfy certain debt service coverage ratios required to release certain buildings on the property. In either case, the partial prepayment made in connection with the release of such buildings on the property above $20.0 million is subject to a penalty of the treasury rate minus 50 basis points on the prepaid amount above $20.0 million.

Section 2   **Financial Information**

Item 2.01   **Completion of Acquisition or Disposition of Assets.**

On April 6, 2005, the Operating Partnership completed the acquisition of San Diego Tech Center, a 38-acre technological office and research and development campus located in Sorrento Mesa, San Diego County, California, from CalWest Industrial Holdings, LLC ("CalWest"). In anticipation of the Operating Partnership's planned disposition of Glendale Center, located in Glendale, California, the transaction was structured to qualify as a reverse 1031 like-kind exchange in order to defer a significant portion of the taxable gain on the sale of Glendale Center. As such, the legal title of the property is currently held by an accommodator. The Operating Partnership has entered into a management agreement with the accommodator to manage the project. Upon the completion of the reverse exchange or 180 days, whichever occurs sooner, the Operating Partnership will acquire the property through its wholly owned subsidiary, Maguire Properties - San Diego Tech Center, LLC. The purchase price, which was determined through negotiations between the Operating Partnership and CalWest, was approximately $187.0 million, including costs. The Operating Partnership loaned the accommodator approximately $54.0 million in order to complete the acquisition. This was funded by the Operating Partnership through a $7.0 million draw under its $100.0 million secured revolving credit facility with Credit Suisse First Boston and $47.0 million cash on hand. The balance of the purchase price was funded by a $133.0 million, ten-year mortgage loan with a fixed interest rate of 5.70% provided by Column Financial, Inc.

The San Diego Technology Center totals 647,000 square feet, consisting of eleven office buildings, approximately 2,000 surface parking stalls as well as development parcels. The development parcels include entitlements that we believe can support approximately 1,200,000 square feet of additional office buildings.

Table of Contents

Section 9   **Financial Statements and Exhibits**

Item 9.01   **Financial Statements and Exhibits.**

(c) Exhibits.

Exhibit	Description
99.1	Loan Agreement dated April 6, 2005 by and between Maguire Properties, L.P. and National Safe Harbor Exchanges.
99.2	Exchange Agreement dated April 6, 2005 by and between Maguire Properties, L.P. and Investment Property Exchange Services, Inc.
99.3	Assignment of Purchase and Sale Agreement dated April 6, 2005 by and between Maguire Properties, L.P. and Maguire Properties - San Diego Tech Center, LLC.
99.4	Qualified Exchange Accommodation Agreement dated April 6, 2005 by and among Maguire Properties, L.P., National Safe Harbor Exchanges and Maguire Properties - San Diego Tech Center, LLC.
99.5	Deed of Trust and Security Agreement dated April 6, 2005 by and between Maguire Properties - San Diego Tech Center, LLC and Column Financial, Inc.
99.6	Promissory Note dated April 6, 2005 by and between Maguire Properties - San Diego Tech Center, LLC and Column Financial, Inc.

Table of Contents

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

/s/   Dallas E. Lucas

Dallas E. Lucas

Executive Vice President and

Chief Financial Officer

Dated: April 12, 2005

Table of Contents

EXHIBIT INDEX

Exhibit	Description
99.1	Loan Agreement dated April 6, 2005 by and between Maguire Properties, L.P. and National Safe Harbor Exchanges.
99.2	Exchange Agreement dated April 6, 2005 by and between Maguire Properties, L.P. and Investment Property Exchange Services, Inc.
99.3	Assignment of Purchase and Sale Agreement dated April 6, 2005 by and between Maguire Properties, L.P. and Maguire Properties - San Diego Tech Center, LLC.
99.4	Qualified Exchange Accommodation Agreement dated April 6, 2005 by and among Maguire Properties, L.P., National Safe Harbor Exchanges and Maguire Properties - San Diego Tech Center, LLC.
99.5	Deed of Trust and Security Agreement dated April 6, 2005 by and between Maguire Properties - San Diego Tech Center, LLC and Column Financial, Inc.
99.6	Promissory Note dated April 6, 2005 by and between Maguire Properties - San Diego Tech Center, LLC and Column Financial, Inc.

Exhibit 99.1

LOAN AGREEMENT

THIS LOAN AGREEMENT (the "Loan Agreement") is made and entered into as of this 6th day of April, 2005, by and between **Maguire Properties, L.P.** (hereinafter called "Lender") whose notice address is 333 South Grand Avenue, Suite 400, Los Angeles, California 90071, and **National Safe Harbor Exchanges,** a California corporation (hereinafter called "Borrower"), whose notice address is 2390 E. Camelback Road, Suite 210, Phoenix, Arizona 85016. For and in consideration of the following recitals and mutual promises contained herein, Lender and Borrower confirm and agree as follows:

A.   Borrower is acquiring beneficial ownership of certain real property located at San Diego Tech Center, Sorrento Mesa, California and more particularly described in **Exhibit A** attached hereto (the "Property").

B.   Borrower and Lender are parties to that certain Qualified Exchange Accommodation Agreement of a date even herewith pursuant to which Borrower is acquiring the Property.

C. Lender has agreed to advance funds to Borrower to pay costs of acquiring the Property.

1   **DEFINITIONS**

"Advance" shall mean any disbursement of the proceeds of the Subordinated Loan (as defined below) agreed upon by the parties hereto and made by Lender to Borrower pursuant to the terms hereof for the purposes set forth in the Recitals above.

"Close of Escrow" shall mean the date Borrower takes beneficial or equitable title to all or a portion of the Property, as provided under the Qualified Exchange Accommodation Agreement.

"Default" shall mean:

(a)   Any failure to pay any principal or interest under the Promissory Note when the same shall become due and payable and such failure continues for ten (10) days after notice thereof to Borrower, or the failure to pay any other sum due under the Promissory Note or this Loan Agreement as and when the same shall become due and payable and such failure continues for ten (10) days after notice thereof to Borrower. No notice, however, shall be required after maturity of the Promissory Note;

(b)   Any failure or neglect to perform or observe any of the covenants, conditions or provisions of this Loan Agreement;

(c)   The filing by Borrower of any proceeding under the federal bankruptcy laws now or hereafter existing or any other similar federal or state statute now or hereafter in effect; the entry of an order for relief under such laws with respect to Borrower; or the appointment of a receiver, trustee, custodian or conservator of all or any part of the assets of Borrower;

(d)   The admission in writing by Borrower that Borrower is unable to pay its debts as they mature or that it is generally not paying its debts as they mature (but this provision shall not affect Borrower's respective rights to contest any real estate taxes or related assessments);

(e) The institution of any legal action or proceedings to enforce any lien or encumbrance upon any portion of the Property that is not dismissed within thirty (30) days after its institution.

(f) The encumbrance of the Property by Borrower other than those encumbrances (i) created by Borrower for money borrowed under this Agreement, or (ii) contemplated under the Qualified Exchange Accommodation Agreement, or (iii) tax liens

"Exchange" shall mean one or more like kind exchanges contemplated by the Qualified Exchange Accommodation Agreement.

"Prime Lender" shall mean Column Financial, Inc..

"Prime Lender Loan Agreements" shall mean the promissory note, the security instrument and any other documents reasonably required by Prime Lender to evidence and secure the loan from the Prime Lender.

"Qualified Exchange Accommodation Agreement" shall mean the Qualified Exchange Accommodation Agreement of which Lender and Borrower are parties, of a date even herewith, as it may be amended from time to time.

"Subordinated Loan" shall mean the loan made by Lender to Borrower pursuant to this Loan Agreement.

Capitalized words and phrases used herein and not defined herein shall have the meaning set forth in the Qualified Exchange Accommodation Agreement.

1. **LOAN COMMITMENT; ADVANCES**

1.1 Subject to the conditions herein set forth and for the purposes set forth in the Recitals, Lender agrees to loan to or for the benefit of Borrower, and Borrower agrees to draw upon and borrow funds in the manner and upon the terms and conditions herein expressed (the "Subordinated Loan").

1.2 The Subordinated Loan shall be evidenced by a Promissory Note (the "Note") of Borrower, executed and delivered simultaneously with the execution of this Agreement, in the form attached hereto as **Exhibit B,** payable to Lender upon the terms and conditions contained therein.

1.3 Borrower shall have no right to any Advance other than to have the same disbursed by Lender in accordance with this Loan Agreement. Any assignment or transfer, voluntary or involuntary, of this Loan Agreement or any right hereunder shall not be binding upon or in any way affect Lender without its written consent.

1.4 Lender shall make Advances contemplated herein and requested by Borrower in immediately available funds within three (3) business days after receipt of a written request therefore from Borrower.

2. **REPRESENTATIONS AND WARRANTIES**

Borrower represents and warrants to Lender as follows:

2.1 The recitals and statements of intent appearing in this Agreement are true and correct.

2.2   Borrower is a duly organized, validly existing corporation and in good standing under the laws of the state of its organization.

2.3   Borrower has full power and authority to own its properties and assets (as legal, beneficial or equitable owner) and to carry on its business as now being conducted.

2.4   Borrower is fully authorized and permitted to enter into this Loan Agreement, to execute any and all documentation required herein, to borrow the amounts contemplated herein upon the terms set forth herein.

2.5   No actions, suits or proceedings are pending or threatened against Borrower that might materially and adversely affect the repayment of the Subordinated Loan, the performance by Borrower under this Loan Agreement or the financial condition, business or operations of Borrower.

2.6   This document is valid, binding and enforceable, and the execution does not conflict with laws or other documents binding on Borrower.

3.   **WAIVER**

3.1   Borrower waives presentment, demand, protest and notices of protest, nonpayment, partial payment and all other notices and formalities except as expressly called for in this Agreement. Borrower consents to and waives notice of: (i) the granting of indulgences or extensions of time of payment, (ii) the taking or releasing of security, and (iii) the addition or release of persons who may be or become primarily or secondarily liable for the Subordinated Loan or any other indebtedness arising in connection with the Subordinated Loan, or any part thereof, and all in such manner and at such time as Lender may deem advisable.

3.2   No delay or omission by Lender in exercising any right, power or remedy hereunder, and no indulgence given to Borrower, with respect to any term, condition or provision set forth herein, shall impair any right, power or remedy of Lender under this Agreement, or be construed as a waiver by Lender of, or acquiescence in, any Event of Default. Likewise, no such delay, omission or indulgence by Lender shall be construed as a variation or waiver of any of the terms, conditions or provisions of this Agreement. Any actual waiver by Lender of any Event of Default shall not be a waiver of any other prior or subsequent Event of Default or of the same Event of Default after notice to Borrower demanding strict performance.

3.3   Upon the occurrence of any Default and at any time while such Default is continuing, Lender may do one or more of the following:

(a)   Cease upon fifteen (15) days' advance written notice making Advances and declare the entire Subordinated Loan and all other indebtedness of Borrower hereunder immediately due and payable, without notice or demand;

(b)   Proceed to protect and enforce its rights and remedies under this Loan Agreement and the Note; and

(c)   Avail itself of any other relief to which Lender may be legally or equitably entitled.

4.   **ACTION UPON AGREEMENT**

4.1   This Agreement is made for the sole protection and benefit of the parties hereto and no other person or organization shall have any right of action hereon.

4.2   This Agreement embodies the entire Agreement of the parties with regard to the subject matter hereof. There are no representations, promises, warranties, understandings or agreements expressed or implied, oral or otherwise, in relation thereto, except those expressly referred to or set forth herein. Borrower acknowledges that the execution and delivery of this Agreement is its free and voluntary act and deed, and that said execution and delivery have not been induced by, nor done in reliance upon, any representations, promises, warranties, understandings or agreements made by Lender, its agents, officers, employees or representatives.

4.3   No promise, representation, warranty or agreement made subsequent to the execution and delivery of this Agreement by either party hereto, and no revocation, partial or otherwise, or change, amendment or addition to, or alteration or modification of, this Agreement shall be valid unless the same shall be in writing signed by all parties hereto.

4.4   Lender and Borrower each have separate and independent rights and obligations under this Agreement. Nothing contained herein shall be construed as creating, forming or constituting any partnership, joint venture, merger or consolidation of Borrower and Lender for any purpose or in any respect.

5.   **GENERAL**

5.1   This Loan Agreement shall survive the making of Advances and shall continue so long as any part of the Subordinated Loan, or any extension or renewal thereof, remains outstanding.
5.2   Time is expressly made of the essence of this Agreement.

5.3   Any request, notice or other communication to be given under this Agreement must be in writing and delivered personally or by messenger, private mail, courier service, facsimile or sent by registered, certified mail, return-receipt requested, or postage-prepaid. All notices will be considered effective (i) upon receipt, if delivered personally or by messenger or private mail courier, (ii) on the business day of successful transmission by facsimile, (iii) otherwise on the third business day after deposit in the U.S. mail, postage- prepaid, or (iv) the next business day after deposit with a nationally recognized overnight courier service. Any party may change its address or facsimile number by a communication in accordance herewith.

5.4   This Loan Agreement shall be governed by and construed according to the laws of the State of California.

5.5   Except as otherwise provided herein, this Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto and their successors and assigns.

5.6   The headings or captions of sections in this Agreement are for reference only, do not define or limit the provisions of such sections, and shall not affect the interpretation of this Agreement.

5.7   Wherever in this Loan Agreement it shall be required or permitted that notice or any other communication be given or served by either party to this Loan Agreement to or on the other, such notice or other communication shall be deemed to have given or served if in writing, and delivered personally, or deposited in the United States mail, certified with return receipt requested, postage prepaid, addressed as follows:

Lender:	Maguire Properties, L.P. 333 South Grand Ave., Suite 400 Los Angeles, CA 90071
Borrower:	National Safe Harbor Exchanges Attn: Dana R. Sobrado 2390 East Camelback Road, Suite 210 Phoenix, Arizona 85016

5.8   Borrower hereby grants Lender a first priority security interest in Borrower's sole membership interest in Maguire Properties - San Diego Tech Center, LLC. Notwithstanding anything to the contrary in this Loan Agreement or in the Promissory Note, this is a non-recourse obligation with respect to Borrower. Lender's sole source for repayment of the obligation is the Property. Borrower, its directors, officers and assigns shall not have personal liability for the repayment of any amounts evidenced by the Promissory Note or for the performance or observance of any covenant, indemnification, or condition contained in this Loan Agreement or the Promissory Note. No personal deficiency judgment shall be sought or entered against Borrower by the Lender as a result of any default.

[signatures on following page]

IN WITNESS WHEREOF, these presents are executed as of the date indicated above.

BORROWER:

National Safe Harbor Exchanges, a California corporation

By: /s/ Dana R. Sobrado
Name: Dana R. Sobrado
Its: Assistant Vice President

LENDER:

Maguire Properties, L.P., a Maryland limited partnership

By: Maguire Properties, Inc. a Maryland corporation, its general partner

By: /s/ Dallas E. Lucas
Name: Dallas E. Lucas
Its: Executive Vice President & CFO

Exhibit 99.2

EXCHANGE AGREEMENT
(Real Property)

This Exchange Agreement (this "Agreement") is made and entered into on this 6th day of April, 2005 between **Maguire Properties, L.P.** ("Exchanger"), and **Investment Property Exchange Services, Inc.,** a California corporation, as Qualified Intermediary, under Exchange No. EX-19-05411 ("Qualified Intermediary").

RECITALS

A.   Exchanger beneficially owns certain real property or properties (the "Relinquished Property") more particularly described in Exhibit "A" attached to this Agreement and incorporated in this Agreement by this reference;

B.   Exchanger has agreed to transfer the Relinquished Property to a buyer or buyers ("Buyer"), who has agreed to acquire the Relinquished Property in a sale (the "Sale"), under a written sale agreement (the "Sale Agreement") and a written Sale Assignment ("Sale Assignment");

C.   Exchanger desires and intends to exchange the Relinquished Property for other like-kind real property or properties (the "Replacement Property") that is more particularly described in Exhibit "B" attached to this Agreement and incorporated in this Agreement by this reference or that Exchanger will designate in accordance with this Agreement, in compliance with the provisions of Section 1031 of the Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated under Section 1031, as amended (the "Exchange"), rather than effect a sale of the Relinquished Property for cash or other consideration.

D.   Exchanger intends to acquire a beneficial interest in the Replacement Property from National Safe Harbor Exchanges, a California corporation, an exchange accommodation titleholder as defined in Revenue Procedure 2000-37 ("EAT"), who has agreed to transfer the Replacement Property (the "Purchase") under a written Qualified Exchange Accommodation Agreement (the "QEAA") and a written QEAA Assignment (the "QEAA Assignment");

E.   Qualified Intermediary is a "qualified intermediary" pursuant to the provisions of Treasury Regulation Section 1.1031(k)-1(g)(4). Qualified Intermediary is not a "disqualified person" pursuant to the provisions of Treasury Regulation Section 1.1031(k)-I(k); and

F.   Qualified Intermediary will facilitate the Exchange by acquiring the Relinquished Property from Exchanger, transferring the Relinquished Property to Buyer, acquiring the Replacement Property from EAT and transferring the Replacement Property to Exchanger in accordance with the terms, covenants and conditions of this Agreement.

AGREEMENT

NOW, THEREFORE, with reference to the foregoing recitals, and in consideration of the mutual covenants hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Exchanger and Qualified Intermediary agree as follows:

ARTICLE I. DEFINITIONS

1.1   Relinquished Property. "Relinquished Property" means the parcel or parcels of real property that Exchanger beneficially owned and held either for productive use in a trade or business or for investment, and that Qualified Intermediary will sell and convey (or cause to be conveyed) in exchange for Exchanger's interest in the Replacement Property in accordance with this Agreement.

1.2   Replacement Property. "Replacement Property" means the parcel or parcels of real property identified on Exhibit B or that Exchanger will identify to be held either for productive use in a trade or business or for investment, and that Qualified Intermediary will acquire and convey (or cause to be conveyed) to Exchanger in exchange for Exchanger's beneficial interest in the Relinquished Property in accordance with this Agreement.

1.3   Exchange Account.

(a)   Definition. "Exchange Account" means the balance of the total consideration collected by Qualified Intermediary from the closing of the Sale, (i) reduced by all closing and title fees, real estate and other brokerage commissions, prorations, closing costs and any other amounts otherwise chargeable to Exchanger in the Sale, to the extent such costs are paid by the Qualified Intermediary at the closing of the Sale, and (ii) increased by any principal payments and accrued interest that Qualified Intermediary receives on any note, contract or deed of trust arising from the Sale, and (iii) increased by any additional cash contributed by Exchanger to the Exchange Account, and (iv) further reduced by the total costs and expenses that Qualified Intermediary incurs relating to the acquisition of the Replacement Property and the conveyance of the Replacement Property to Exchanger, including, without limitation, the aggregate of all deposits and expenditures made by Qualified Intermediary and attributable to the purchase price, real estate and other brokerage commissions, prorations of expenses (including interest on encumbrances, real property taxes, documentary transfer taxes, etc.), improvement expenses, escrow fees, closing costs, title insurance premiums and any other costs or charges incurred by Qualified Intermediary in connection therewith (excluding any existing mortgage, trust deed or other secured or unsecured loan that Exchanger may assume or take subject to).

(b)   Memorandum Account. The Exchange Account is a memorandum account maintained by Qualified Intermediary for record keeping purposes only, and Qualified Intermediary is not required to segregate or escrow any portion of the Exchange Account.

(c)   Non-customary Costs. In effecting the Exchange, Qualified Intermediary is not obligated to pay any transaction costs that do not ordinarily appear under local custom in typical closing statements as the responsibility of a buyer or a seller. To the extent Qualified Intermediary does pay any non-typical costs, Exchanger and not Qualified Intermediary will be liable for the tax consequences of such payments.

1.4   Exchange Period. "Exchange Period" means the period that begins on the date on which the Exchanger transfers the first Relinquished Property and ends at midnight on the earlier of (i) the 180th day after that date or (ii) the due date (including extensions) for Exchanger's federal income tax return for the taxable year in which the transfer of the Relinquished Property occurs). For purposes of computing the Exchange Period and the Identification Period, Exchanger will be treated as having transferred the Relinquished Property on the date a document conveying a Relinquished Property is delivered to Buyer.

1.5   Identification Period. "Identification Period" means the period that begins on the date the Exchanger transfers the first Relinquished Property and ends at midnight on the 45th day after that date. If, as part of the same tax-deferred exchange, Exchanger transfers more than one Relinquished Property, and the Relinquished Properties are transferred on different dates, the commencement date of both the Identification Period and the Exchange Period will be the earliest date on which Exchanger transfers any of the Relinquished Properties.

1.6   Termination Date. "Termination Date" means, with respect to the Exchange, the date on which the obligations of Qualified Intermediary under this Agreement terminate and all accounts between the parties with respect thereto are settled as provided in Section 4.1.

1.7   <u>Qualified Intermediary Fault.</u> "Qualified Intermediary Fault", means a direct breach by the Qualified Intermediary of its duties or responsibilities under this Agreement, or the gross negligence of Qualified Intermediary, or the willful misconduct of Qualified Intermediary, including the loss of any Exchange Account funds received by Qualified Intermediary caused by the discretionary investment of such funds by Qualified Intermediary, and not including investments made at the written direction of Exchanger.

1.8   <u>Other Defined Terms.</u> The defined terms, "Relinquished Property," "Buyer," "Sale Agreement," "Replacement Property," "EAT," "QEAA," "Sale Assignment," "Sale," "QEAA Assignment and "Purchase" have the meanings set forth in the Recitals. The defined term "Claim" has the meaning set forth in Section 3.7 hereof.

ARTICLE II. <u>ACQUISITION AND CONVEYANCE OF RELINQUISHED PROPERTY</u>

2.1   <u>Agreement to Acquire and Convey Relinquished Property.</u> Subject to Buyer's performance of its obligations to acquire the Relinquished Property in accordance with the Sale Agreement, and otherwise subject to and upon the terms and conditions set forth in this Agreement, Exchanger shall assign to Qualified Intermediary all of or a specified percentage of Exchanger's rights under the Sale Agreement with respect to the Relinquished Property under the Sale Assignment, and Qualified Intermediary shall acquire the Relinquished Property from Exchanger and convey the Relinquished Property to Buyer.

2.2   <u>Successive Transfers of the Relinquished Property.</u> Exchanger shall transfer all of or a specified percentage of Exchanger's interest in the Relinquished Property to Qualified Intermediary at the close of the Sale. At the closing of the Sale, Qualified Intermediary shall immediately transfer the Relinquished Property to Buyer. The Sale Assignment substitutes Qualified Intermediary as the seller of Exchanger's interest in the Relinquished Property. Exchanger shall furnish Qualified Intermediary with all funds and information that Qualified Intermediary requires to fulfill its obligations under this Agreement, including the conveyance of the Relinquished Property to Buyer. All conveyance documents must be in a form acceptable to Qualified Intermediary, in its sole discretion.

2.3   <u>Form of Sale Agreement.</u> Exchanger shall deliver the Sale Agreement to Qualified Intermediary for its review and comment before the date on which Exchanger desires Qualified Intermediary's approval. Exchanger's delivery to Qualified Intermediary of a copy of the Sale Agreement that Exchanger has signed will be considered Exchanger's approval of all of the terms of the Sale Agreement.

2.4   <u>Closing of Sale.</u> If the form and content of the Sale Agreement is approved by Qualified Intermediary and otherwise complies with the terms and conditions in this Agreement, Exchanger and Qualified Intermediary shall sign the Sale Assignment, and Qualified Intermediary shall sell the specified Relinquished Property. Without the fully signed Sale Assignment, Qualified Intermediary will not be obligated to close the sale of the Relinquished Property and complete the Exchange as provided in this Agreement. Qualified Intermediary will sign a settlement statement for the Sale after Qualified Intermediary receives a copy of the Settlement Statement signed by Exchanger as "read and approved." Qualified Intermediary is entitled to two (2) business days' notice before Exchanger requires any deposit or disbursement from the Exchange Account.

2.5   <u>No Obligation to Assume Liabilities.</u> Qualified Intermediary will not be obligated to sign any promissory note or any type of security instrument, or to sign or assume any lease or agreement, or to undertake any other obligation or liability in connection with the sale of the Relinquished Property, unless Qualified Intermediary has first received, in a form acceptable to Qualified Intermediary in its sole discretion, an unconditional release from, and indemnification against, any potential recourse or continuing liability or obligation from any party reasonably specified by Qualified Intermediary.

2.6 No Liability for Changes Regarding Relinquished Property. Qualified

Intermediary will not be liable to Exchanger for any change in the status of title to, or condition of, or any other matter relating to, the Relinquished Property unless directly caused by a Qualified Intermediary Fault.

ARTICLE III. ACQUISITION AND CONVEYANCE OF REPLACEMENT PROPERTY

3.1 Agreement to Acquire and Convey Replacement Property. Subject to EAT's performance of its obligations to sell the Replacement Property in accordance with the QEAA, and otherwise subject to and upon the terms and conditions set forth in this Agreement, Exchanger shall assign to Qualified Intermediary all of or a specified percentage of Exchanger's rights under the QEAA with respect to the Replacement Property by the QEAA Assignment, and Qualified Intermediary shall acquire the Replacement Property from EAT and transfer the Replacement Property to Exchanger.

3.2 Designation of Replacement Property. Exchanger may identify and request Qualified Intermediary to acquire one or more parcels of Replacement Property by delivering to Qualified Intermediary a written identification notice describing the Replacement Property. Exchanger's designation of the Replacement Property must:

Exchanger; (i) Be made by one or more written identification notices signed by

(ii) Be hand-delivered, mailed by United States mail, telecopied or otherwise sent to Qualified Intermediary on or before the end of the Identification Period;

(iii) Unambiguously state a street address, legal description, or distinguishable name; and

(iv) If applicable, include a legal description of the underlying land and as much detail regarding the construction of the improvements as is practicable when the identification is made.

An identification notice sent by Exchanger that complies with the applicable Treasury Regulations becomes a part of this Agreement.

3.3 Acquisition of Additional Replacement Property. If Exchanger's identification includes properties not held by EAT under the QEAA, Exchanger shall be responsible for locating a seller or sellers ("Seller"), who will agree to transfer the Replacement Property under a written purchase agreement (the "Purchase Agreement"). Concurrently with, or within a reasonable time after, Exchanger's identification of any additional Replacement Property and request, Exchanger must deliver to Qualified Intermediary the Purchase Agreement. Exchanger shall deliver the Purchase Agreement to Qualified Intermediary for its review and comment before the date on which Exchanger desires Qualified Intermediary's approval. Exchanger's delivery to Qualified Intermediary of a copy of the Purchase Agreement that Exchanger has signed will be considered Exchanger's approval of (i) all of the terms of the Purchase Agreement and (ii) all documents referred to in the Purchase Agreement.

3.4 Closing of Purchase. If the form and content of the QEAA is approved by Qualified Intermediary and otherwise complies with the terms and conditions in this Agreement, Exchanger and Qualified Intermediary shall sign the QEAA Assignment, and Qualified

Intermediary shall acquire the specified Replacement Property. Without the fully signed QEAA Assignment, Qualified Intermediary will not be obligated to close the acquisition of the Replacement Property and complete the Exchange as provided in this Agreement. Qualified Intermediary will sign a settlement statement for the Purchase after Qualified Intermediary receives a copy of the Settlement Statement signed by Exchanger as "read and approved." Qualified Intermediary is entitled to two (2) business days' notice before Exchanger requires any deposit or disbursement from the Exchange Account.

3.5   Payment Cannot Exceed Exchange Account Balance. Cash payable by Qualified Intermediary to the EAT, exclusive of the aggregate amount of any indebtedness secured by the Replacement Property, plus any purchase money non-recourse note that Qualified Intermediary may deliver to EAT, plus all other costs to Qualified Intermediary of acquiring the Replacement Property, must not exceed the balance of the Exchange Account as of the date funds to consummate the Purchase are required from Qualified Intermediary, unless Exchanger has delivered any required excess amount as collected funds to Qualified Intermediary and/or the settlement agent, with written instructions to apply that amount to acquire the Replacement Property.

3.6   No Obligation to Assume Liabilities. Qualified Intermediary will not be obligated to sign any promissory note or any type of security instrument, or to sign or assume any lease or agreement, or to undertake any other obligation or liability in connection with the acquisition of any Replacement Property, unless Qualified Intermediary has first received, in a form acceptable to Qualified Intermediary in its sole discretion, an unconditional release from, and indemnification against, any potential recourse or continuing liability or obligation from any party reasonably specified by Qualified Intermediary.

3.7   Acquisition of Replacement Property: Exchanger's Release and Indemnity.
Subject to the provisions and conditions set forth in this Agreement and the QEAA, Qualified Intermediary shall acquire each parcel of Replacement Property that Exchanger identified as provided in this Agreement from the EAT or respective Seller and transfer each parcel of Replacement Property to Exchanger within the Exchange Period. Qualified Intermediary shall acquire the Replacement Property for the purchase price and upon the other terms and conditions specified in the QEAA and accepted by Qualified Intermediary. But Qualified Intermediary will not incur, and Exchanger releases Qualified Intermediary from, any liability to Exchanger if Qualified Intermediary fails to acquire the Replacement Property for any reason except an act by Qualified Intermediary that is directly attributable to a Qualified Intermediary Fault. Exchanger is responsible for locating the Seller and negotiating the terms of each Purchase Agreement. Qualified Intermediary will only agree to buy or otherwise convey the Replacement Property on terms and conditions that Exchanger approves. Exchanger's sole recourse will be to proceed against the EAT or Seller concerning any disputed matters in connection with the QEAA or Purchase Agreement, respectively. Exchanger shall defend, indemnify and hold harmless Qualified Intermediary from and against any claim, demand, liability, loss, cost, damage or expense (collectively, "Claim"), Qualified Intermediary may incur arising from or in connection with any QEAA or Purchase Agreement, including, without limitation, any claim or liability arising from any covenant, condition, agreement, purchase instruction, lease, tenant, loan or security instrument except a Claim directly attributable to a Qualified Intermediary Fault.

3.8   [Intentionally Omitted]

3.9   NoLiabilityforChangesRegardingReplacementProperty.Qualified
Intermediary will not be liable to Exchanger for any change in the status of title to, or condition of, or any other matter relating to, the Replacement Property unless directly caused by an affirmative act of Qualified Intermediary that constitutes a Qualified Intermediary Fault.

3.10   Conveyance of Replacement Property from EAT or Seller to Exchanger When Qualified Intermediary Does Not Hold Title. If Qualified Intermediary, or its designee, does not take title to the Replacement Property, then concurrently with the acquisition of the Replacement Property by Qualified Intermediary, Qualified Intermediary shall cause EAT or Seller (for reasons unrelated to the federal tax laws) to convey title to the Replacement Property directly to Exchanger, subject to all liens, encumbrances and other title matters in effect as of the date when Qualified Intermediary acquired the Replacement Property.

ARTICLE IV. TERMINATION

4.1   Termination. The obligations of Qualified Intermediary under this Agreement terminate, and Qualified Intermediary will release to Exchanger all remaining funds, notes and contracts in the Exchange Account, if any, only upon the occurrence of one of the following events, in accordance with Treasury Regulations Section 1.1031(k)-1(g)(6):

(a)   The end of the Identification Period, if Exchanger has not selected and identified the Replacement Property before that time; or

(b)   Exchanger's receipt of all the Replacement Property (or the beneficial interest therein) to which Exchanger is entitled under this Agreement; or

(c)   The occurrence after the end of the Identification Period of a material and substantial contingency that:

(i)   Relates to the deferred exchange;

(ii)   Is provided for in writing; and

(iii)   Is beyond the control of Exchanger and of any disqualified person, as defined in Treasury Regulation Section 1.1031 (k), other than the person obligated to transfer the Replacement Property to Exchanger; or

(d)   The end of the Exchange Period.

When the obligations of Qualified Intermediary under this Agreement terminate, if any balance in the Exchange Account remains, Qualified Intermediary shall, within ten (10) business days after receipt of Exchanger's written request, disburse the balance by check or wire transfer, and Qualified Intermediary shall have no further obligation regarding the acquisition and conveyance of any Replacement Property.

4.2   QualifiedIntermediary's Exclusive Control. Exchanger has no right to receive, control, pledge, borrow, assign or otherwise obtain the benefits of any portion of the Exchange Account except in accordance with Section 4.1. Exchanger has no right or claim to (or risk of loss for) any other earnings or losses attributable to any Exchange Account funds. For purposes of Treasury Regulation Section 1.468B, Qualified Intermediary is the sole owner of the Exchange Account funds. This Agreement and all instructions and notices delivered by each party to the other party or to a closing agent under the Sale Agreement, the QEAA or a Purchase Agreement, do not and will not entitle Exchanger to receive, control, pledge, borrow, assign or otherwise obtain the benefits of any portion of the Exchange Account before the earliest of the dates set forth in Section 4.1.

ARTICLE V. REPRESENTATIONS, WARRANTIES AND COVENANTS

5.1   Risk of Loss. Exchanger assumes all risk of loss or damage adversely affecting

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the value of the Relinquished Property, the Replacement Property and any other property conveyed to or by Qualified Intermediary or an entity selected by Qualified Intermediary in connection with this Agreement (excluding any investment loss on any Exchange Funds invested at the discretion of Qualified Intermediary, who shall bear the sole risk of loss for such funds), whether resulting from fire or other casualty, natural event or disaster, condemnation or any other physical, legal or economic circumstances. Exchanger's assumption of risk excludes loss or damage directly caused by a Qualified Intermediary Fault.

     5.2   Qualification of Exchange Under I.R.C. Section 1031. EXCHANGER HEREBY ACKNOWLEDGES THAT QUALIFIED INTERMEDIARY IS NOT ACTING AS EXCHANGER'S TAX ADVISOR OR LEGAL COUNSEL AND THAT QUALIFIED INTERMEDIARY DOES NOT WARRANT OR REPRESENT THAT THE TRANSACTION UNDER THIS AGREEMENT WILL QUALIFY FOR NON RECOGNITION OF GAIN OR LOSS UNDER SECTION 1031 OF THE INTERNAL REVENUE CODE. EXCHANGER ACKNOWLEDGES THAT EXCHANGER OBTAINED SEPARATE, INDEPENDENT ADVICE FROM AN ATTORNEY OR TAX ADVISOR CONCERNING THE REQUIREMENTS FOR A LIKE-KIND EXCHANGE UNDER SECTION 1031. THE PARTIES AGREE THAT THE CONVEYANCE OF THE RELINQUISHED OR REPLACEMENT PROPERTY TO QUALIFIED INTERMEDIARY IS NOT CONDITIONED UPON QUALIFICATION OF THIS EXCHANGE ARRANGEMENT UNDER SECTION 1031, AND THAT THE RELINQUISHED OR REPLACEMENT PROPERTY WILL BE CONVEYED TO QUALIFIED INTERMEDIARY REGARDLESS OF THE ULTIMATE TAX CONSEQUENCES OF ANY
TRANSACTION PURSUANT TO THIS AGREEMENT. EXCHANGER FURTHER ACKNOWLEDGES AND AGREES THAT EXCHANGER HAS RELIED SOLELY UPON THE ADVICE AND JUDGMENT OF ITS OWN INDEPENDENT TAX ADVISORS AND THAT EXCHANGER HAS NOT RELIED UPON ANY WRITTEN MATERIALS PROVIDED TO EXCHANGER BY ANY AGENT OR EMPLOYEE OF QUALIFIED INTERMEDIARY OR UPON ANY CONVERSATIONS WITH, OR ADVICE OF, ANY AGENT OR EMPLOYEE OF QUALIFIED INTERMEDIARY REGARDING THE TAX CONSEQUENCES OF THE EXCHANGE

     5.3   ResponsibilityofQualifiedIntermediary;Limitation on Damages.

     Intermediary is liable to Exchanger for actual damages in the amount stated below incurred by Exchanger if directly caused by a Qualified Intermediary Fault. Qualified Intermediary is not liable to Exchanger for punitive, exemplary, consequential or lost profits damages, or damages measured by any income taxes payable by Exchanger, or for any other losses that Exchanger may incur and not directly caused by a Qualified Intermediary Fault. The amount of damages for which Qualified Intermediary is liable under all circumstances is limited to the sum of: (i) double the amount of the fees and expense reimbursements received by Qualified Intermediary from Exchanger plus (ii) any earnings retained by Qualified Intermediary on any Exchange Account funds arising under this Agreement prior to the Termination Date plus (iii) the amount of the Exchange Account funds received by Qualified Intermediary and not available to acquire a Replacement Property in accordance with this Agreement solely because of a Qualified Intermediary Fault. Exchanger acknowledges that the provisions of this Section 5.3 that fix the amount of the damages of Exchanger have been negotiated at arm's length and are fair and reasonable in the light of the scope of the duties of Qualified Intermediary and the amount of the fees payable to Qualified Intermediary under this Agreement. This Section 5.3 does not bar any claim by Exchanger requiring specific performance by Qualified Intermediary of its obligations under this Agreement.

     5.4   Procedure for Asserting Claims for QualifiedIntermediary Fault.
     Exchanger agrees to promptly notify Qualified Intermediary of any complaint or claim that may constitute a Qualified Intermediary Fault in order to provide Qualified Intermediary a reasonable opportunity to remedy or correct any claimed Qualified Intermediary Fault. Exchanger agrees to not assert any claim against Qualified Intermediary after the passage of more than 180 days after the termination of this Agreement under Section 4.1. If Exchanger timely asserts any claim against Qualified Intermediary and the claim cannot be resolved through negotiations between

Exchanger and Qualified Intermediary, Exchanger and Qualified Intermediary agree to negotiate in good faith to settle the claim by mediation before resorting to litigation. The mediation shall be administered by the American Arbitration Association under its commercial mediation rules or by such other mediation provider as agreed upon by Exchanger and Qualified Intermediary. Any mediation sessions shall be held in the city in which the regional office of Qualified Intermediary is located where this Agreement is being administered, or such other venue as agreed upon by Exchanger and Qualified Intermediary.

5.5   Indemnification of Qualified Intermediary.

(a)   Exchanger shall defend, indemnify and hold harmless Qualified Intermediary and Qualified Intermediary's directors, officers, shareholders, employees, successors and assigns from and against any claim, including, without limitation, costs and expenses of defending or settling disputed claims at litigation or on appeal, and attorney's fees incurred by Qualified Intermediary, that arise from or in connection with:

(i)   Any representation, warranty, covenant, obligation or liability of Exchanger relating to the Relinquished Property or the Replacement Property, or their acquisition or conveyance in accordance with the QEAA, Purchase Agreement or Sale Agreement, including, without limitation, any Claim relating to any hazardous wastes, substances, solid wastes, or related materials, or any toxic substances or any pollutants or contaminants, any Claim arising from Qualified Intermediary's taking title to real property as requested by Exchanger, any Claim arising from Qualified Intermediary's entering into a purchase agreement for real property as requested by Exchanger, any Claim or allegation by Buyer, EAT, Seller, or any lender, tenant, lien holder or other third party connected with the Relinquished Property or the Replacement Property, and

(ii)   Qualified Intermediary's proper performance of any of its duties, responsibilities or obligations under this Agreement.

(b)   Notwithstanding any conflicting term or provision of this Agreement, Exchanger's indemnification and related covenants and obligations in this Agreement (including Exchanger's indemnification and related covenants and obligations set forth in Section 3.7 and above in this Section 5.5) will:

(i)   Survive and continue in effect after the closing, or delivery and/or recordation of any deed or conveyance document or any termination of this Agreement (whether from completion of the exchange arrangements provided for in this Agreement, or otherwise);

(ii)   Not apply to any Claim incurred by Qualified Intermediary and directly caused by a Qualified Intermediary Fault; and

(iii)   Apply, if Qualified Intermediary has elected to hold title to the Replacement Property in a different entity pursuant to Section 3.8, to the entity and the entity's directors, officers, shareholders, employees, successors and assigns.

5.6   Exchanger's Responsibilities. Without prejudice to any other limitation of Qualified Intermediary's duties, responsibilities or obligations under this Agreement, Exchanger and not Qualified Intermediary is responsible for:

(a)   The sufficiency, accuracy or validity of any document or instrument arising from or relating to the QEAA, Purchase Agreement or the Sale Agreement; or

(b)   The manner of signing of any document or instrument; or

(c)   The identity, authority or rights of any person or entity signing any document or instrument, unless signed by or on behalf of Qualified Intermediary; or

(d)   Any act or omission of Qualified Intermediary unless the act or omission constitutes a Qualified Intermediary Fault; or

(e)   Risk of loss or damage to the Relinquished Property, the Replacement Property and all other property received by Qualified Intermediary under this Agreement, by casualty, act of God, or otherwise; or) Agreement.

(f)   The federal or state tax aspects of the transactions contemplated by this

5.7   <u>Reimbursements to Qualified Intermediary.</u> If Qualified Intermediary makes any advances or incurs any expenses (other than those overhead expenses incurred in acting as a qualified intermediary) under this Agreement or incurs any out-of-pocket expense because it is a party to any litigation in connection with this Agreement, or if Qualified Intermediary is compelled to pay money on account of this Agreement, whether for breach of contract, injury to person or property, fines or penalties under any law, or otherwise, except in the case of a Qualified Intermediary Fault, Exchanger shall, on demand, pay to Qualified Intermediary, with interest at a rate for the entire month equal to the bank prime rate in effect on the first business day of such month, as published in the "Wall Street Journal", the amount of all those expenses, advances or payments made by Qualified Intermediary, plus all Qualified Intermediary's out-of-pocket expenses and reasonable outside attorney's fees.

5.8   <u>No Unlawful Actions.</u> Qualified Intermediary is not required to sign any agreement or participate in any transaction that, in the reasonable opinion of Qualified Intermediary, would require Qualified Intermediary to engage in any unlawful or fraudulent action or would be unduly burdensome to Qualified Intermediary.

ARTICLE VI. <u>DIRECT DEEDING</u>

6.1   <u>Direct Deeding.</u> Regardless of any terms to the contrary in this Agreement, Qualified Intermediary at its sole discretion may elect to have the title to the Relinquished Property transferred directly from Exchanger or Exchanger's nominee to Buyer. Except when Qualified Intermediary is holding title to the Replacement Property for the purpose of completing improvements to the Replacement Property, Qualified Intermediary may elect to have the title to the Replacement Property transferred directly from EAT or Seller to Exchanger or Exchanger's nominee. In the event of this "direct deeding", all other terms and conditions of this Agreement remain intact and will only be modified to the extent that title to either the Relinquished Property or the Replacement Property is not be transferred to Qualified Intermediary at any time.

ARTICLE VII. <u>MISCELLANEOUS PROVISIONS</u>

7.1   <u>Survivalof Warranties.</u>All representations, warranties, indemnities and
limitations on the liability of Qualified Intermediary set forth in or otherwise made pursuant to this Agreement will survive and remain in effect after the closing and the delivery and/or recording of any deeds or conveyance documents, and will not be merged into those deeds or conveyance documents, and will survive the termination of this Agreement.

7.2   <u>Attorney's Fees.</u> If any legal action or proceeding is commenced by any party in order to enforce this Agreement or any provision of this Agreement or in connection with any alleged dispute, breach, default or misrepresentation in connection with any provision in this Agreement, the prevailing party will be entitled to recover, subject to Section 5.3, reasonable attorneys' fees and costs incurred in connection with that action or proceeding, including costs of pursuing or defending any legal action, discovery or negotiation and preparation of any settlement arrangements, in addition to any other relief as may be granted.

7.3 **Entire Agreement.** This Agreement constitutes the entire Agreement between the parties and supersedes any contemporaneous or previous written or oral agreements, representations or undertakings concerning the matters and arrangements provided for in this Agreement. No supplement, modification or amendment to this Agreement will be binding unless signed in this Agreement by all parties. A waiver of any provisions of this Agreement will not be considered a waiver of any other provision, whether or not similar, nor will any waiver on one occasion constitute a continuing or permanent waiver.

7.4 **Notices.** Any request, notice or other communication to be given under this Agreement must be in writing and delivered personally or by messenger, private mail, courier service, facsimile or sent by registered, certified mail, return receipt requested, or postage prepaid, as follows:

To Exchanger: SEE ADDRESS NOTED BELOW EXCHANGER'S SIGNATURE

To Qualified Intermediary:

> Investment Property Exchange Services, Inc.
> 2390 E. Camelback Road, Suite 210
> Phoenix, AZ 85016
> Telephone: 602-850-8627
> Facsimile: 602-224-8816

All notices will be considered effective (i) upon receipt if delivered personally or by messenger or private mail courier, (ii) on the business day of successful transmission by facsimile or (iii) otherwise on the third business day after deposit in the US mail.

7.5 **Headings.** Captions of the articles and sections of this Agreement are for convenience only and must not be interpreted or construed to explain, modify, amplify or aid in the interpretation, construction or meaning of any provision of this Agreement.

7.6 **State Law.** This Agreement, each term and condition in this Agreement and all of the respective rights, duties, responsibilities, obligations and liabilities of the parties must be interpreted, construed and enforced in accordance with the laws of the State in which the regional office of Qualified Intermediary is located where this Agreement is being administered.

7.7 **QualifiedIntermediary's Resignation.** When deemed necessary by Qualified Intermediary, Qualified Intermediary in its sole discretion may resign from this Agreement at any time by serving written notice of Qualified Intermediary's intention to resign on Exchanger. This resignation will become effective 15 calendar days after service of the notice of the resignation on Exchanger. Upon Qualified Intermediary's resignation, Exchanger may appoint a successor to Qualified Intermediary in writing. Qualified Intermediary shall then convey to Exchanger's successor qualified intermediary all documents, instruments, funds in the Exchange Account, title to any property held by Qualified Intermediary and whatever else is in Qualified Intermediary's possession at the time of the resignation, subject to such successor qualified intermediary's obligation to restrict Exchanger's access to any Exchange Account funds or other property in accordance with Treasury Regulation Section 1.1031(k)-1(g)(6). If Exchanger does not appoint a successor qualified intermediary within the 15-day time period, then Qualified Intermediary may, at its option, file a complaint in any court of competent jurisdiction seeking appropriate relief, including the appointment of a successor qualified intermediary. The resignation of Qualified Intermediary does not accelerate the time for the release of Exchange Account funds and other properties by Qualified Intermediary to Exchanger under Section 4.1 of this Agreement.

7.8   No Assignment. No assignment of any right or interest or delegation of any duty, responsibility or obligation under this Agreement may be made, in whole or in part, by any party without the prior written consent of the other party, which consent must not be

unreasonably withheld. The representations, warranties, covenants, obligations and indemnifications of Exchanger made or given by Exchanger and contained in this Agreement are for the sole benefit of Qualified Intermediary and may not be relied upon by any other party. This Agreement, and the rights, duties and obligations under this Agreement may not be sold, assigned or otherwise conveyed by Qualified Intermediary to any other party without the prior written consent of Exchanger, which consent must not be unreasonably withheld. Subject to the foregoing, this Agreement is binding upon and shall continue to the benefit of each party to this Agreement and its respective heirs, legal representatives, successors and assigns.

7.9   Additional Documents. The parties shall execute any additional documents reasonably necessary to effectuate the provisions and purposes of this Agreement.

7.10   Cooperation. To the extent the structure of the transaction creates an asset test issue or income test issue with respect Maguire Properties, Inc. qualifying as a REIT for Federal income tax purposes, the parties agree to work together in restructuring the transaction to ensure qualification of Maguire Properties, Inc. as a REIT for Federal income tax purposes.

7.11   Counterparts. This Agreement may be executed in one or more counterparts, including facsimile copies, each of which will be considered to be an original. All those counterparts together will constitute the same instrument, which may be sufficiently evidenced by one counterpart. The signing of this Agreement at different times and places by the parties will not affect the validity of this Agreement.

7.12   No Agency. Qualified Intermediary is not acting as the agent of Exchanger in this Agreement. No agency, partnership or joint venture of any kind is, or is intended to be, created by or under this Agreement.

7.13   Construction. The language contained in this Agreement shall be construed simply, according to its fair meaning and not strictly for or against either party in all cases. The Recitals set forth on the first page of this Agreement are incorporated into this Agreement.

7.14   Fees and Interest Earnings.

(a)   Exchange Fee. QI shall be entitled to receive from Exchanger certain fees for its services in connection with the Exchange and reimbursements as set forth in that certain letter from QI's agent transmitted to Maguire Properties, L.P. dated March 23, 2005.

(b)   Notice of Withdrawals from Exchange Account. Qualified Intermediary requires at least two (2) full business days' prior notice for the application of any Exchange Funds.

(c)   Earnings Received by QualifiedIntermediary. All earnings and losses attributable to the temporary investment by Qualified Intermediary of any amounts attributable to the Exchange Account are the sole and exclusive property of Qualified Intermediary and will not, at any time, be payable to or under the control of Exchanger.

(d)   No interest or other earnings will be credited to the Exchange Account by Qualified Intermediary.

7.15   <u>Exchanger is Not a Foreign Person.</u> Exchanger certifies, under penalty of perjury, that Exchanger is not a "foreign person" as defined by Section 1445 of the Internal Revenue Code and the Treasury Regulations promulgated under Section 1445.

7.16   <u>Severability.</u> If the language of any provision of this Agreement is deemed to negate a like-kind exchange within the meaning of Section 1031 of the Internal Revenue Code, as amended, that language must be interpreted and applied so that it complies with the provisions of Internal Revenue Code Section 1031, the Treasury Regulations promulgated under Section 1031, the applicable case law and administrative pronouncements interpreting the Internal Revenue Code and the Treasury Regulations.

7.17   BY SIGNING BELOW, Exchanger accepts and approves all terms and conditions of this Agreement and further acknowledges that it has read and fully understands all of Article V.

[signatures on following page]

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QUALIFIED INTERMEDIARY:

Investment Property Exchange Services, Inc., a California corporation, as **Qualified** Intermediary under Exchange No. EX-19-05411

By: /s/ Dana R. Sobrado
        Name: Dana R. Sobrado
        Its: Assistant Vice President

EXCHANGER(S):

Maguire Properties L.P., a Maryland limited partnership

By: Maguire Properties, Inc., a Maryland corporation, its general partner

       By: /s/ Dallas E. Lucas
             Name: Dallas E. Lucas
             Its: Executive Vice President & CFO

Please provide the following information for each Exchanger:

Exchanger's Notice Address:	333 South Grand Avenue, Suite 400
	Los Angeles, California 90071
	Attention: Mark Lammas
Telephone:	(213) 613-4598
Facsimile:	(213) 533-5198

Exchanger's Taxpayer Identification No.:_____

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Exhibit 99.3

ASSIGNMENT OF PURCHASE AND SALE AGREEMENT

To: Robin Lane, Stewart Title ("Settlement Agent")
File No.:
Property: San Diego Tech Center, Sorrento Mesa, California

This Assignment of Purchase and Sale Agreement (this "Assignment") is made and entered into as of this 6th day of April, 2005, by and between **Maguire Properties, L.P.** ("Exchanger") and **Maguire Properties-San Diego Tech Center,** LLC, a Delaware limited liability company ("LLC").

<u>RECITALS</u>

A.   Exchanger and Calwest Industrial Holdings, LLC ("Seller") entered into that certain Purchase and Sale Agreement dated February 25, 2005, as amended by that certain First Amendment dated March 30, 2005 for the purchase and sale of real property. That agreement, as amended, is referred to as the "Purchase Agreement".

B.   Exchanger, National Safe Harbor Exchanges, a California corporation ("NSHE"), and LLC are parties to that certain Qualified Exchange Accommodation Agreement of a date even herewith under which LLC has agreed to acquire the Parked Property, as herein defined, and NSHE, as its sole member, has agreed to serve as an "exchange accommodation titleholder" as defined in Revenue Procedure 2000-37 in order to assist Exchanger with a like-kind tax deferred exchange under IRC Section 1031.

C.   Exchanger desires to assign to LLC the interests and rights of Exchanger to acquire the real property (and any improvements thereon) that is the subject of this transaction as described in the Purchase Agreement and is referred to herein as the "Parked Property".

<u>AGREEMENT</u>

NOW, THEREFORE, with reference to the foregoing recitals, and in consideration of mutual covenants and conditions hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Purchase Agreement is hereby amended as follows:

1.   <u>Assignment and Assumption.</u> Exchanger assigns to LLC all of Exchanger's right, title and interest under the Purchase Agreement, including earnest money deposits and sale proceeds, to acquire the Parked Property. The obligation of Exchanger to deposit funds for the purchase of the Parked Property, as required under the Purchase Agreement, is assigned to LLC. LLC accepts the assignment. Subject to the provisions of this Assignment, LLC assumes Exchanger's interests and rights to acquire the Parked Property from Seller under the Purchase Agreement. LLC is substituted in place of Exchanger under the Purchase Agreement solely for the purpose of acquiring the Parked Property from Seller.

2.   <u>LLC as Buyer; Deeding.</u> Exchanger and LLC acknowledge and agree that LLC will acquire the Parked Property from Seller. LLC, as buyer, will instruct the Settlement Agent to record a conveyance deed transferring the Parked Property at close from Seller, as grantor, to LLC, as grantee. All bills of sale, tenant lease assignments, general assignments and similar closing documents referenced in the Purchase Agreement must be signed by Seller for the direct benefit of LLC.

3.   <u>Exchanger's Release and Indemnity.</u> During such time as NSHE continues as the sole member of LLC, Exchanger releases, discharges, holds harmless and indemnifies LLC from and against any claim, demand, liability, loss, damage, cost, or expense (collectively, "Claim") in connection with any matter relating to the Parked Property or any term, condition, or instrument referred to in this Assignment or the Purchase Agreement or otherwise relating to the Purchase Agreement. The provisions set forth in

this paragraph 3 will survive the closing and the recording of any conveyance deed or other instrument in connection therewith.

4.   Exchanger's Obligations. Exchanger is and will remain solely responsible and liable to Seller for the performance of every warranty and obligation of Exchanger under the Purchase Agreement. The assignment set forth in Section 1 above does not affect, limit, modify or impair in any *way* the representations, warranties, covenants or indemnifications made by Exchanger or the obligations of Exchanger under the Purchase Agreement, which will continue to the benefit of Seller. Nothing set forth in this Assignment in any way releases Exchanger from any of Exchanger's obligations, liabilities, indemnifications, covenants, representations or warranties (whether express, implied in fact or implied at law) made under the Purchase Agreement for the benefit of Seller, or under any documents signed in connection with the Purchase Agreement for the benefit of Seller.

5.   Counterparts. This Assignment may be signed in counterparts or by facsimile, each of which will be considered an original, but all of which, when taken together, will constitute one instrument.

6.   Litigation. If litigation is commenced between the parties regarding this Assignment, the prevailing party will be entitled, in addition to such other relief as may be granted, to reasonable attorney's fees and costs at trial and on appeal.

[signatures on following page]

EXCEPT AS EXPRESSLY MODIFIED OR AMENDED IN THIS ASSIGNMENT, ALL TERMS AND CONDITIONS IN THE PURCHASE AGREEMENT REMAIN UNCHANGED.

EXCHANGER:

Maguire Properties L.P., a Maryland limited partnership

By: Maguire Properties, Inc., a Maryland corporation

        By: /s/ Dallas E. Lucas
                Name: Dallas E. Lucas
                Its: Executive Vice President & CFO

LLC:

Maguire Properties - San Diego Tech Center, LLC, a Delaware limited liability company

By: National Safe Harbor Exchanges, a California corporation

Its: Sole Member

        By: /s/ Dana Sobrado
        Name: Dana Sobrado
        Its: Assistant Vice President

Exhibit 99.4

QUALIFIED EXCHANGE ACCOMMODATION AGREEMENT
(Real Property: Exchange Last)

THIS QUALIFIED EXCHANGE ACCOMMODATION AGREEMENT ("**Agreement**") is made and entered into as of this 6th day of April, 2005 (the "**Effective Date**") by and among **Maguire Properties, L.P.** ("**Exchanger**"), whose address is 333 South Grand Ave., Suite 400, Los Angeles, CA 90071, Facsimile Number (213) 533-5198, **National Safe Harbor Exchanges**, a California corporation, as an exchange accommodation titleholder ("**EAT**"), and **Maguire Properties - San Diego Tech Center, LLC**, a Delaware limited liability company ("**LLC**") whose address is 2390 E. Camelback Road, Suite 210, Phoenix, AZ 85016, Attention: Dana R. Sobrado, Facsimile Number 602/224-8816.

RECITALS

A.   Exchanger has entered into a Purchase Contract with a Seller to purchase certain real property, improvements thereto, and related personal property which are hereinafter referred to as the "**Parked Property**," as described in **Exhibit A** which is attached hereto;

B.   Exchanger desires EAT to acquire Title to the Parked Property. EAT will acquire Title through the use of LLC. It is Exchanger's bona fide intent that the Parked Property held by LLC represents the replacement property in an exchange that is intended to qualify for nonrecognition of gain (in whole or in part) or loss under Section 1031 of the Internal Revenue Code in accordance with Rev. Proc. 2000-37 (the "**Exchange**");

C.   Exchanger presently owns certain real property and improvements used in Exchanger's trade or business or held by Exchanger for investment, which Exchanger will relinquish to complete the Exchange. These properties are referred to herein as the Relinquished Property, and are either described in **Exhibit B**, attached hereto or will be identified by Exchanger not later than the 45th day after LLC acquires Title to the Parked Property in a manner consistent with the principles described in Treas. Reg. § 1.1031(k)-1(c) in a Relinquished Property Identification Statement;

D.   Exchanger has arranged financing to permit LLC to acquire the Parked Property; and

E.   Not later than the 180th day after LLC acquires Title to the Parked Property (the "**Safe Harbor Period**"), EAT will convey all of its interest in LLC and beneficial ownership of the Parked Property to Exchanger in order to complete the Exchange.

NOW, THEREFORE, in consideration of the mutual promises set forth herein, the parties hereby agree as follows:

1.   Purpose of Agreement; Role of Parties. Exchanger, EAT and LLC intend that this Agreement establish a qualified exchange accommodation arrangement, within the meaning of Rev. Proc. 2000-37. EAT is acquiring and will hold beneficial Title to the Parked Property pursuant to this Agreement for the benefit of Exchanger in order to facilitate an Exchange under Section 1031 of the Code and in accordance with Rev. Proc. 2000-37. The combined time that any Relinquished Property and the Parked Property may be held under this Agreement shall not exceed 180 days. Exchanger, EAT and LLC agree to report for federal income tax purposes the acquisition, holding and disposition of the Parked Property as provided in Rev. Proc. 2000-37. Exchanger, EAT and LLC agree that EAT (and not Exchanger) will be treated as the beneficial owner of

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the Parked Property for all federal income tax purposes while EAT holds Title to the Parked Property; however, for purposes of operational activities and environmental statutory and regulatory liability, EAT is merely acting at the direction of and as agent for Exchanger. Exchanger, EAT and LLC further agree to report the federal income tax attributes of the Parked Property on their respective federal income tax returns in a manner consistent with Rev. Proc. 2000-37 and this Agreement. EAT is not the agent of Exchanger for federal income tax purposes and EAT is not the partner or co-venturer of Exchanger.

2.   Definitions. For purposes of this Agreement, the following terms shall have the meanings provided below:

"Business Day" means any day except Saturday, Sunday and a federal holiday.

"Code" shall mean the Internal Revenue Code of 1986, as amended.

"Effective Date" means the date of this Agreement, as reflected on the first page.

"Environmental Statutes" shall have the meaning provided in Section 13.3.2.

"Exchange" shall mean the like kind exchange contemplated by Exchanger and facilitated by this Agreement.

"Forum State" shall mean the State of California.

"Hazardous Substance" shall have the meaning provided in Section 13.3.1.

"Indemnified Parties" shall have the meaning provided in Section 13.1.

"Lender(s)" shall mean Column Financial, Inc. and Maguire Properties, L.P..

"LLC" shall mean Maguire Properties - San Diego Tech Center, LLC, a Delaware limited liability company, a single owner limited liability company owned by EAT that holds Title to the Parked Property.

"Loan Documents" shall mean any promissory note(s), security instrument(s) and any other documents reasonably required by Lender(s) to evidence and secure the financing provided to LLC to acquire the Parked Property.

"Parked Property" shall mean the real property and improvements described in **Exhibit "A"**.

"Purchase Contract" shall mean the contract to purchase the Parked Property.

"Purchase Price" shall have the meaning provided in Section 6.2.

"QI" shall mean Investment Property Exchange Services, Inc., a qualified intermediary (as defined in Treas. Reg. §1.1031(k)-1(g)(4)) engaged by Exchanger in connection with the Exchange.

"Relinquished Property" shall mean the real properties and improvements described in **Exhibit "B"** or in a Relinquished Property Identification Statement.

"Relinquished Property Identification Statement" shall mean the written notice delivered on or before the 45th day after LLC acquires Title to the Parked Property identifying the Relinquished Properties in accordance with the principles of Treas. Reg. §1.1031(k)-1(c).

"Rev. Proc. 2000-37" means Revenue Procedure 2000-37, as it may be amended or supplemented from time to time.

"Safe Harbor Period" means the 180-day period described in Recital E.

"Seller" means Calwest Industrial Holdings, LLC.

"Subject Properties" shall mean Relinquished Property and the Parked Property.

"Title" shall mean (i) legal title to the Parked Property, (ii) other indicia of ownership of the Parked Property treated as beneficial ownership of the Parked Property under applicable commercial laws (e.g., a contract for deed), or (iii) ownership of all of the interest in a single member limited liability company that is disregarded as a separate entity from its member for federal income tax purposes and which hold legal title or other indicia of ownership of the Parked Property. The definition of Title shall be interpreted in a manner consistent with the concept of "qualified indicia of ownership," as defined in Rev. Proc. 2000-37.

3. <u>Relinquished Property Identification Statement</u>. Not later than the 45th day after LLC acquires Title to the Parked Property, if Exchanger did not identify a Relinquished Property on **Exhibit B** on the Effective Date, Exchanger shall send to LLC by mail or facsimile a statement signed by Exchanger identifying the Relinquished Property (the "**Relinquished Property Identification Statement**"). If Exchanger fails for any reason to identify a Relinquished Property on or before the end of the 45 day period, EAT shall transfer Title to the Parked Property to Exchanger as soon as possible after such 45th day, and Exchanger agrees to report the acquisition of the Parked Property as a purchase of the Parked Property and not as part of any Exchange.

4. <u>Acquisition of Parked Property</u>.

   4.1. <u>Assignment to LLC.</u> Upon execution of this Agreement, Exchanger will assign to LLC and LLC will accept the assignment of Exchanger's right and obligation to purchase the Parked Property from the Seller pursuant to the terms of the Purchase Contract and all other written agreements between Exchanger and Seller approved by LLC, if any, with respect to the purchase and sale of the Parked Property.

   4.2. <u>Acquisition of Title</u>. Subject to the terms of the Purchase Contract and this Agreement, EAT shall acquire and hold Title to the Parked Property at all times throughout the Safe Harbor Period until the earlier of (i) the close of business on the last Business Day of the Safe Harbor Period or (ii) when directed in writing by Exchanger in the form attached hereto as **Exhibit D** to transfer Title to the QI (or at the QI's direction to Exchanger). Such written direction shall set forth a date upon which Exchanger desires the transfer of Title to occur and such direction must be provided to EAT at least ten (10) business days prior to the transfer date specified therein.

4.3. <u>Claims Against Seller</u>. Neither LLC nor EAT shall be required to initiate or participate in any actions or proceeding against Seller for title or property defects or other claims made under the Purchase Contract. If LLC or EAT elect, at their sole discretion, to participate in a claim against Seller, then, in addition to the indemnities in Section 16.9 of this Agreement, Exchanger will also agree to pay all reasonable attorney costs of LLC and EAT.

5. <u>Financing</u>.

5.1. <u>Loan Arrangements</u>. In order to finance the acquisition of the Parked Property, LLC shall borrow funds from Column Financial, Inc. and any other Lender(s) designated by Exchanger (solely on a nonrecourse basis to LLC and its affiliates, subject to certain carve outs that are not applicable to EAT), and EAT shall borrow funds from Exchanger (solely on a nonrecourse basis), all pursuant to and in accordance with the terms and conditions set forth in the Loan Documents, which must be in a form approved by LLC and EAT. LLC and EAT, as applicable, shall comply with all the terms and conditions of the Loan Documents (to the extent of funds provided by the Lender(s) or from the operation of the Parked Property) and enter into such other agreements and assignments as LLC reasonably determines are required. The Loan Documents with Column Financial, Inc. must expressly provide that, subject to certain carve outs that shall not be applicable to EAT, LLC and its affiliates shall have no personal liability for the indebtedness evidenced by the Loan Documents or any covenant, stipulation, promise, indemnity, agreement or obligation contained therein, and that the sole collateral for repayment of the indebtedness incurred to acquire the Parked Property is the Parked Property, any guarantee provided by Exchanger or such other collateral as Exchanger may provide to secure such indebtedness. The Loan Documents must state that EAT is authorized to convey Title to the Parked Property in the manner and at the times contemplated by this Agreement.

5.2. <u>No EAT Personal Obligation</u>. EAT shall have no obligation to advance any of its own funds toward the acquisition, operation, maintenance or disposition of the Parked Property. The only funds that shall be applied by EAT with respect to the Parked Property are: (i) funds supplied by Lender(s) pursuant to the Loan Documents, (ii) funds supplied by the QI derived from the sale of the Relinquished Property, and (iii) funds advanced by Exchanger.

5.3. <u>Exchanger Continuing Obligation</u>. Exchanger shall remain obligated during the Safe Harbor Period to pay directly or to promptly reimburse EAT for any costs or expenses attributable to the repair, maintenance and operation of the Parked Property to the extent such costs are not funded by advances under the Loan Documents or from revenue generated by operation of the Parked Property.

6. <u>Transfer of Parked Property by LLC; Purchase Price</u>.

6.1. <u>Consideration for Parked Property</u>. Exchanger shall direct the QI to deliver to EAT in exchange for the Parked Property an amount (whether in cash or in the

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form of an offset equal to the balance of any loan from Column Financial, Inc.) equal to the Purchase Price of the Parked Property.

6.2.   <u>Purchase Price</u>. The Purchase Price for the Parked Property shall equal the sum of (A) all amounts paid by LLC to acquire the Parked Property; (B) all sales, use, conveyance, transfer, franchise, personal property or similar taxes, and all charges and closing costs paid by LLC in connection with the purchase, holding or disposition of the Parked Property; (C) all interest and fees (including pre-payment fees in connection with mandatory pre-payments) under the Loan Documents; and (D) any and all unreimbursed costs, liabilities and expenses of any kind incurred by LLC in connection with the acquisition, ownership, operation, and disposition of the Parked Property and the completion of the Exchange including all amounts subject to indemnity under Sections 13.2 and 16.9, except for any costs incurred by LLC in breach of this Agreement.

6.3.   <u>Intentionally omitted.</u>

6.4.   <u>Payment of Deficiency</u>. If, in connection with the Exchange, the Purchase Price exceeds the aggregate amount received by EAT from the QI, plus the amount of any existing debts encumbering the Parked Property, Exchanger immediately shall pay to EAT such excess amount in immediately available funds, and the prompt payment of such excess amount is a condition precedent to the obligation of EAT to transfer Title to the Parked Property pursuant to this Agreement. EAT shall be obligated to use such funds to repay the Loan made by Exchanger to EAT, and upon such repayment the note for such Loan shall be cancelled.

6.5.   <u>Transfer of Sole Limited Liability Company Interest in LLC.</u> EAT shall transfer and assign to Exchanger the sole limited liability company interest held by EAT in LLC. EAT shall cooperate in transferring the sole limited liability company interest in LLC pursuant to an Assignment and Assumption of Limited Liability Company Interest substantially in the form of **Exhibit F** attached hereto.

6.6.   <u>Failed QEA Arrangement.</u> If EAT holds Title to the Parked Property after the expiration of the Safe Harbor Period, thereby causing the Exchange contemplated by this Agreement to fail to comply with the requirements of Rev. Proc. 2000-37 (a "**Failed QEA Arrangement**"), then EAT shall cause Title to the Parked Property to be conveyed "as is" to Exchanger at a closing which shall take place as soon as practical after the Safe Harbor Period, and, in any event, within five (5) business days thereof, and Exchanger agrees to accept such conveyance. In connection with the conveyance under this Section 6.6, Exchanger shall be required to assume EAT's obligations under the Loan made by Exchanger to EAT, and EAT shall be released from liability under such Loan.

7.   <u>Title and Encumbrances; Income Tax Treatment.</u>

7.1.   <u>Additional Delivery</u>. At such time as EAT delivers Title to the Parked Property to Exchanger pursuant to this Agreement, EAT shall also deliver to Exchanger (A) any insurance or condemnation proceeds pertaining to the Parked Property which EAT may have received, except to the extent such proceeds have been reinvested or otherwise applied as required under the Loan Documents; and

(B)   the assignments of any insurance or condemnation proceeds pertaining to the Parked Property which EAT may be entitled to receive but has not received.

7.2.   <u>Liens</u>. Title to the Parked Property delivered by EAT (or, as applicable, LLC) pursuant to Section 6 hereof shall be subject to such liens, encumbrances and restrictions as existed at the time LLC acquired Title and such liens, encumbrances and restrictions as arise in the ordinary course of holding Title; <u>provided, however</u>, that the Parked Property shall be free and clear of any liens, encumbrances or restrictions created or suffered to exist by LLC or EAT in breach of this Agreement.

7.3.   <u>Representations and Warranties; Title</u>. Neither EAT nor LLC shall be obligated to make any representations and warranties to Exchanger or QI in connection with the transfer of Title to the Parked Property pursuant to this Agreement. Without limiting the generality of the foregoing and except as prohibited by law, Exchanger shall be required to accept Title to the Parked Property pursuant to this Agreement regardless of (A) defects in title or encumbrances; (B) the absence of any required permits or approvals; (C) any unfavorable tax rulings; or (D) any other matter or condition affecting or relating to the Parked Property or the right or power of Exchanger to take or maintain possession of and operate the Parked Property.

7.4.   <u>Termination of Title Holding Obligation</u>. The obligation of EAT and LLC to cooperate in the completion of the Exchange pursuant to this Agreement shall terminate upon the first to occur of: (A) the date on which Exchanger, through the QI, completes the acquisition of the Parked Property, or (B) the date LLC or EAT transfers Title to the Parked Property to Exchanger in accordance with Section 6. The foregoing notwithstanding, if any further action on LLC or EAT's part is necessary or desirable to carry out the purposes of this Agreement after Exchanger acquires the Parked Property, LLC or EAT will take all such further actions (including the execution and delivery of further instruments or documents) as Exchanger may reasonably request, at the sole cost and expense of Exchanger.

7.5.   <u>Income Tax Consequences</u>. It is understood and agreed by the parties that this Agreement contemplates the cooperation by EAT and LLC in the completion of an Exchange intended by Exchanger to qualify as a like-kind exchange under Section 1031 of the Code and Rev. Proc. 2000-37. No party hereto shall assume responsibility for the income tax consequences to the other party arising out of the Exchange contemplated by this Agreement or the acquisition, financing, ownership, operation or disposition of the Parked Property; provided however, Exchanger shall remain obligated to fully indemnify and hold EAT and LLC harmless from certain tax liabilities, as provided in this Agreement. Exchanger acknowledges that it has consulted with its own advisors with respect to the tax and other legal aspects of the Exchange and has not relied upon EAT, LLC, or their respective advisors for any tax or legal advice.

8.   <u>Representations and Warranties of EAT</u>. EAT hereby represents and warrants to Exchanger as follows:

8.1.   <u>Due Organization; Authority; Enforceability</u>. EAT is a California corporation specified in the preamble to this Agreement, duly organized, and validly existing under the laws of the state of its formation, with the power and authority to make, execute, deliver and perform its obligations under this Agreement and all of the transactions contemplated under this Agreement and has taken all necessary action to authorize the execution, delivery and performance of this Agreement. This Agreement constitutes a valid and binding obligation of EAT, enforceable against EAT in accordance with its terms, subject, as to enforcement to bankruptcy, insolvency, reorganization, moratorium and other laws of general applicability relating to or affecting creditors' rights and to general equitable principles.

8.2. <u>Conflict with Existing Laws or Contracts</u>. The execution and delivery of this Agreement, and all related documents, and the performance of its obligations hereunder and thereunder by EAT (i) does not conflict with or result in a breach of or constitute a default under any of the terms, conditions or provisions of the articles of incorporation or bylaws (or, as applicable, the certificate of formation or operating agreement) of EAT or of any agreement or instrument to which EAT is a party or by which EAT is bound or any order or decree applicable to EAT, or (ii) will not result in the creation or imposition of any lien (except for those liens contemplated by any Lease and the Loan Documents) on any of EAT's assets or property, which would materially and adversely affect the ability of EAT to execute and deliver this Agreement and perform its obligations hereunder; and EAT has obtained all consents, approvals, authorizations or orders of any court or governmental agency or body, if any, required for the execution and delivery by EAT of this Agreement.

9. <u>Representations and Warranties of LLC.</u> LLC hereby represents and warrants to Exchanger as follows:

9.1. <u>Due Organization; Authority; Enforceability</u>. LLC is a Delaware limited liability company, duly organized, and validly existing under the laws of the state of its formation, with the power and authority to make, execute, deliver and perform its obligations under this Agreement and all of the transactions contemplated under this Agreement and has taken all necessary action to authorize the execution, delivery and performance of this Agreement. This Agreement constitutes a valid and binding obligation of LLC, enforceable against LLC in accordance with its terms, subject, as to enforcement to bankruptcy, insolvency, reorganization, moratorium and other laws of general applicability relating to or affecting creditors' rights and to general equitable principles.

9.2. <u>Conflict with Existing Laws or Contracts</u>. The execution and delivery of this Agreement, and all related documents, and the performance of its obligations hereunder and thereunder by LLC (i) does not conflict with or result in a breach of or constitute a default under any of the terms, conditions or provisions of the articles of incorporation or bylaws (or, as applicable, the certificate of formation or operating agreement) of LLC or of any agreement or instrument to which LLC is a party or by which LLC is bound or any order or decree applicable to LLC, or (ii) will not result in the creation or imposition of any lien (except for those liens contemplated by any Lease and the Loan Documents) on any of LLC's assets or property, which would materially and adversely affect the ability of LLC to execute and deliver this Agreement and perform its obligations hereunder; and LLC has obtained all consents, approvals, authorizations or orders of any court or governmental agency or body, if any, required for the execution and delivery by LLC of this Agreement.

10. <u>Representations and Warranties of Exchanger</u>. Exchanger hereby represents and warrants to EAT and LLC as follows:

10.1. <u>Due Organization; Authority; Enforceability</u>. If Exchanger is not an individual, Exchanger is an entity of the form specified in the preamble to this Agreement and is duly organized, validly existing and in good standing under the laws of the state of its formation, with the power and authority to make, execute, deliver and perform its obligations under this Agreement and all of the transactions contemplated under this Agreement and has taken all necessary required action to authorize the execution, delivery and performance of this Agreement. This Agreement constitutes a valid and binding obligation of Exchanger, enforceable against Exchanger in accordance with its terms, subject, as to enforcement to bankruptcy, insolvency, reorganization, moratorium and other laws of general applicability relating to or affecting creditors' rights and to general equitable principles.

10.2. <u>Conflict with Existing Laws or Contracts</u>. The execution and delivery of this Agreement, and all related documents and the performance of its obligations hereunder and thereunder by Exchanger (i) does not conflict with or result in a breach of or constitute a default under any of the terms, conditions or provisions of the formation and governance documents of Exchanger or of any agreement or instrument to which Exchanger is a party or by which Exchanger is bound or any order or decree applicable to Exchanger, or (ii) will not result in the creation or imposition of any lien on any of Exchanger's assets or property, which would materially and adversely affect the ability of Exchanger to execute and deliver this Agreement and perform its obligations hereunder; and Exchanger has obtained all consents, approvals, authorizations or orders of any court or governmental agency or body, if any, required for the execution and delivery by Exchanger of this Agreement.

11. <u>Survival</u>. Each and every representation and warranty made by EAT, LLC and Exchanger in Sections 8, 9 and 10 shall survive the execution and delivery of this Agreement for a period of two years after the date of this Agreement.

12. <u>Remedies</u>.

12.1. <u>Remedies of Exchanger</u>. If EAT shall fail to consummate its obligations hereunder and such failure shall continue, then Exchanger, upon delivery of written notice to EAT, may terminate its obligation to complete the Exchange and have recourse to a suit in equity for specific performance of the obligation of EAT to transfer Title to the Parked Property to Exchanger, in exchange for the Purchase Price. In no event shall EAT or LLC be liable to Exchanger for punitive, exemplary, consequential damages or for lost profits. Exchanger agrees to promptly notify EAT of any complaint or claim that may constitute a breach by EAT or LLC under this Agreement in order to provide EAT a reasonable opportunity to remedy or correct any claimed breach by EAT or LLC. Exchanger agrees to not assert any claim against EAT or LLC after the passage of more than 180 days after the transfer of Title to Exchanger. If Exchanger timely asserts any claim against EAT or LLC and the claim cannot be resolved through negotiations between Exchanger and EAT, Exchanger and EAT agree to negotiate in good faith to settle the claim by mediation before resorting to litigation. The mediation shall be administered by the American Arbitration Association under its commercial mediation rules or by such other mediation provider as agreed upon by Exchanger and EAT. Any mediation sessions shall be held in the City in which the regional office of EAT nearest to the Parked Property is located,

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or such other venue as agreed upon by Exchanger and EAT. Disputes not resolved through mediation shall be resolved through arbitration in accordance with Section 16.14.

12.2.   Remedies of EAT and LLC. If Exchanger shall fail to consummate its obligations hereunder and such failure shall continue, then EAT, upon delivery of written notice to Exchanger, may terminate its obligation to complete the Exchange and have recourse to a suit in equity for specific performance of the obligation of Exchanger hereunder. In no event shall Exchanger be liable to EAT for punitive, exemplary, consequential damages or for lost profits. EAT agrees to promptly notify Exchanger of any complaint or claim that may constitute a breach by Exchanger under this Agreement in order to provide Exchanger a reasonable opportunity to remedy or correct any claimed breach by Exchanger. EAT agrees to not assert any claim against Exchanger after the passage of more than 180 days after the transfer of Title to Exchanger, or, if later, within ninety (90) days after the assertion by a third party of a claim against EAT or LLC that is subject to indemnification under this Agreement. The obligations of Exchanger to reimburse and indemnify EAT and LLC will represent a lien and claim on Title to the Parked Property, and upon Exchanger's failure to consummate its obligations hereunder, EAT is authorized to record such security documentation as EAT deems appropriate to secure EAT's or LLC's right to reimbursement and indemnification under this Agreement. Exchanger authorizes EAT to record a copy of this Agreement or a memorandum regarding this Agreement in the real estate title records for the Parked Property, if, after Exchanger's failure to consummate its obligations hereunder, EAT determines in the exercise of its discretion that such recording is required to protect the interests of either party to this Agreement.

13.   Environmental Release and Indemnity.

13.1.   General Release. Exchanger hereby releases EAT and its respective officers, employees, agents, directors, successors, heirs and assigns and, so long as EAT holds Title to the Parked Property, the LLC (the "**Indemnified Parties**") from any and all claims, causes of action and liabilities of any and every kind and character, whether known or unknown, existing, contingent or hereafter arising, which Exchanger may have now or in the future, in connection with any contamination of any of the Subject Properties by any "Hazardous Substance." This Section 13.1 is not intended to release LLC from any claim, cause of action or liability arising after Exchanger has acquired Title to the Parked Property.

13.2.   Indemnity. Exchanger shall indemnify and hold harmless each of the Indemnified Parties of, from and against any and all expense, loss or liability suffered by such Indemnified Party in connection with any contamination of any of the Subject Properties by any "Hazardous Substance," including, but not limited to: (1) any and all reasonable expenses that the Indemnified Party may incur in complying with any of the "Environmental Statutes," (2) any and all reasonable costs that the Indemnified Party may incur in studying or remedying any contamination, (3) any and all fines or penalties assessed upon the Indemnified Party by reason of such contamination, (4) any and all loss of value of any of the Subject Properties or the improvements thereon by reason of such contamination, and (5) any and all legal fees and costs incurred by the Indemnified Party in connection with any of the foregoing. For purposes of this Section 13, the term "contamination" shall mean the presence of "Hazardous Substances" at any of the Subject Properties or any improvements thereon that requires any remedial action, including investigation or response to requests for information from regulatory authorities under any of the Environmental Statutes. This Section 13.2 is not intended to release LLC from any claim, cause of action or liability arising after Exchanger has acquired Title to the Parked Property.

13.3. Certain Definitions:

13.3.1. As utilized in this Agreement, the term "**Hazardous Substance**" shall mean any substance which (A) constitutes a hazardous waste or substance under any applicable federal, state or local law, rule, order or regulation now or hereafter adopted; (B) constitutes a "hazardous substance" under the Comprehensive Environmental Response, compensation and Liability Act, (42 U.S.C. 9601 et seq.) and the regulations promulgated thereunder; (C) constitutes a "hazardous waste" under the Resource Conservation and Recovery Act, (42 U.S.C. 6901 et seq.) and the regulations promulgated thereunder; (D) constitutes a pollutant, contaminant, chemical or industrial, toxic or hazardous substance or waste; (E) exhibits any of the characteristics enumerated in 40 C.F.R. Sections 261.20-261.24, inclusive; (F) is an extremely hazardous substances listed in Section 302 of the Superfund Amendments and Reauthorization Act of 1986 (Public Law 99-499, 100 Stat. 1613) which are present in threshold planning or reportable quantities as defined under such act; (G) is a toxic or hazardous chemical substance which is present in quantities which exceed exposure standards as those terms are defined under Sections 6 and 8 of the Occupational Safety and Health Act, as amended, (29 U.S.C. 655 and 657 and 29 C.F.R. Part 1910 subpart 2); (H) contains any asbestos, or (I) is a petroleum-based product or an underground or aboveground storage tank.

13.3.2. As utilized herein, the term "**Environmental Statutes**" shall mean the statutes, laws, rules, orders and regulations referred to in (A) through (I), inclusive, in the preceding sentence. As utilized herein, contamination by a Hazardous Substance shall include contamination arising from the presence, creation, production, collection, treatment, disposal, discharge, release, storage, transport, use or transfer of any such substance.

13.4. Survival of Provisions. The provisions of this Section 13 shall survive the termination of this Agreement for any reason and the completion of all the transactions contemplated herein.

14. Fees Payable to EAT. EAT shall be entitled to receive from Exchanger certain fees for its services in connection with the Exchange and reimbursements as set forth in that certain letter from EAT's agent transmitted to Maguire Properties, L.P. dated March 31, 2005.

15. Limited Agency of EAT. Exchanger acknowledges and agrees that EAT is the agent of Exchanger solely for real estate transfer, documentation fee and similar recording taxes, as well as for purposes of operational activities and environmental statutory and regulatory liability. Exchanger acknowledges that EAT will not be treated as the owner

of the Parked Property for financial reporting (GAAP accounting) purposes and waives any objection to such financial accounting treatment.

16.   Miscellaneous.

16.1.   Waiver. No failure or delay on the part of either party in exercising any right, power or remedy hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy hereunder.

16.2.   Amendments. No amendment, modification, termination or waiver of this Agreement or any provision hereof nor any consent to any departure herefrom shall be effective unless the same is in writing and signed by the party to be bound thereby and then any such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given. No notice to or demand on either party shall entitle such party to any other or further notice or demand in similar or other circumstances.

16.3.   Governing Law. This Agreement and all rights and obligations of the parties hereunder shall be governed by and be construed and enforced in accordance with the laws of the Forum State. Each party hereby consents to the jurisdiction of the courts of the Forum State, subject to the requirements of Section 16.14.

16.4.   Assignment. This Agreement shall be binding and inure to the benefit of the parties hereto and their respective successors and assigns. Neither party shall have the right to assign any of its rights or interests herein without the prior written consent of the other party; provided, however, the right of Exchanger to acquire the Parked Property may be assigned by Exchanger to a QI in order to complete the Exchange. Under no circumstances shall EAT assign or attempt to assign its interest hereunder to a person that would be a "disqualified person" within the meaning of Treasury Regulation §1.1031(k)-1(k). No person not a party hereto is intended to be benefited hereby. Exchanger's release and indemnity obligations under Sections 13 and 16.9 of this Agreement shall survive any assignment of this Agreement and the closing of the transfer of Title to the Parked Property to Exchanger.

16.5.   Severability. Any provision hereof which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without affecting the validity or enforceability of the remainder of this Agreement or the enforceability of such provision in any other jurisdiction.

16.6.   Recitals; Captions. The Recitals to this Agreement are incorporated into this Agreement as if fully set forth herein. Captions herein are included for convenience of reference only and shall not constitute a part hereof.

16.7.   Notices. All notices, requests, demands directions, declarations and other communications provided for herein shall be in writing and shall, except as otherwise expressly provided, be mailed by registered or certified mail, return receipt requested, or telegraphed, sent by facsimile transmission, or delivered by hand to the applicable party. Except as otherwise expressly provided herein, each notice, request, demand, direction, declaration and other communication (i) shall be effective three (3) days after deposit when deposited in the mail, postage prepaid, addressed as aforesaid; (ii) shall be effective upon sending when sent by telegram or facsimile; (iii) shall be effective one (1) day after deposit when deposited with a nationally recognized overnight courier service and (iv) shall be effective upon delivery when hand delivered. Either party may change its address or facsimile number by a communication in accordance herewith.

16.8.   Actions and Reporting.

16.8.1.   EAT and LLC agree that neither will take any actions with respect to the Subject Properties that are not consistent with the provisions of this Agreement, the Loan Documents, and/or any Lease. EAT and LLC further agree that at no time during the term of this Agreement shall either make an assignment for the benefit of creditors, voluntarily file a petition in bankruptcy, petition or apply to any tribunal for any receiver or trustee or commence any proceeding relating to itself under any bankruptcy, reorganization, dissolution or liquidation law or statute of any jurisdiction or otherwise indicate its consent to, approval of or acquiescence of any such proceeding.

16.8.2.   Exchanger acknowledges that it has been advised that EAT and LLC have been organized for the primary purpose of conducting "safe harbor" reverse parking exchanges under Rev. Proc. 2000-37, and that the Parked Property is being held by LLC for the sole purpose of disposing of such property in accordance with this Agreement. Exchanger further acknowledges that Exchanger has been advised that LLC may treat the Parked Property as inventory held for sale to Exchanger and that LLC will not depreciate the Parked Property for federal income tax purposes. Exchanger waives any objection to such treatment.

16.8.3.   Exchanger agrees to provide to LLC, for inclusion in the federal income tax return that LLC files on a consolidated basis with Fidelity National Financial, an accurate and complete accounting of each material income tax attribute of the acquisition, operation, ownership, financing and disposition of each Parked Property (the "**Tax Accounting**"). The Tax Accounting shall be delivered to LLC not later than (a) 30 days after the end of each calendar year during which LLC holds an ownership interest in the Parked Property and (b) 30 days after Title to the Parked Property is transferred to Exchanger. Each Tax Accounting shall include sufficient details regarding the receipts, disbursements and accruals of the Parked Property to permit LLC to reflect the federal income tax attributes of the Parked Property on its federal income tax return, as required by Rev. Proc. 2000-37. The Tax Accounting shall be prepared on an accrual basis and in a manner consistent with the characterization of the Parked Property as "inventory-like" assets in the hands of LLC. The Tax Accounting shall include a statement of the taxable income and expenses properly reportable by LLC with respect of the relevant period, including any net income, special management fee income, interest income, amortization expense, gain or loss on the disposition of each Parked Property and each capitalized item, including capitalized interest. Such report shall take the form of **Exhibit E**. The failure of Exchanger to deliver such Tax Accounting in the time provided herein shall excuse EAT from reporting such federal income tax attributes.

16.9. <u>Indemnification</u>. In the event EAT, LLC or any other of the Indemnified Parties becomes involved in any claim, investigation, proceeding or suit in connection with the acquisition or ownership of the Subject Properties, the Exchange or this Agreement, or any document or instrument entered into in connection herewith, Exchanger agrees to indemnify, protect, hold harmless, save and defend EAT, LLC and the Indemnified Parties harmless from all loss, cost, damages, expenses and attorneys' fees suffered or incurred by EAT, LLC or any other of the Indemnified Parties as a result thereof, except to the extent EAT, LLC or any other of the Indemnified Parties is liable for such loss as a result of its gross negligence, willful misconduct or breach of its material obligations under this Agreement. LLC has undertaken to report the federal income tax attributes of the Parked Property in the manner required by Rev. Proc. 2000-37 and this Agreement. Exchanger agrees to indemnify and hold harmless EAT and LLC and any corporation with which EAT or LLC files a consolidated or combined federal or state income tax or franchise tax return, on an after-tax basis, from any income tax, franchise tax, sales taxes, excise tax, transaction privilege tax, documentation tax, recording tax or similar tax attributable to any of the transactions contemplated by this Agreement, any income reported by LLC or EAT pursuant to Section 467 of the Code or Section 7872 of the Code. It is the intent of the parties to this Agreement that EAT and LLC shall not be required to report any federal or state net taxable income or loss for the overall transaction contemplated by this Agreement <u>except</u> that EAT shall be solely responsible for any federal or state income tax liability attributed to the fee payable to EAT pursuant to the letter agreement transmitted to Maguire Properties, L.P. dated March 31, 2005.

16.10. <u>Notice and Consultation</u>. EAT agrees that it shall notify Exchanger of any claim which may give rise to a right of indemnification under Section 13 or Section 16.9. After Exchanger has acknowledged in writing that it is indemnifying EAT or LLC (and any other Indemnified Parties) with respect to such claim, Exchanger will be entitled to assume the defense of such claim with legal counsel reasonably acceptable to EAT.

16.11. <u>Counterparts; Facsimile Signatures</u>. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which shall constitute but one and the same instrument. Facsimile copies hereof and facsimile signatures shall have the same force and effect as originals.

16.12. <u>Interpretation</u>. This Agreement shall be interpreted and applied to effect the intent of Exchanger and EAT to comply with the requirements of Rev. Proc. 2000-37.

16.13. <u>Cooperation.</u> To the extent the structure of the transaction creates an asset test issue or income test issue with respect Maguire Properties, Inc. qualifying as a REIT for Federal income tax purposes, the parties agree to work together in restructuring the transaction to ensure qualification of Maguire Properties, Inc. as a REIT for Federal income tax purposes.

16.14. <u>Non-Foreign Status</u>. Exchanger hereby certifies under penalty of perjury that Exchanger is not a "foreign person" as defined by Section 1445 of the Internal Revenue Code and the regulations promulgated thereunder.

16.15. <u>Arbitration of Disputes</u>. Any dispute arising out of this Agreement, whether for interpretation or enforcement of its terms, shall be determined and settled by arbitration under the then prevailing commercial rules of the American Arbitration Association; provided, however, that each party shall be entitled to engage in discovery to the extent permitted under the California Code of Civil Procedure, without regard to whether such arbitration is otherwise governed by the laws of the State of California. Arbitration shall be held in Orange County, California. Any award rendered in such arbitration shall be final and binding on each of the parties and judgment may be entered thereon in the Superior Court of the State of _____ for the County of _____.

NOTICE: BY INITIALING IN THE SPACE BELOW YOU ARE AGREEING TO HAVE ANY DISPUTE ARISING OUT OF THE MATTERS INCLUDED IN THE "ARBITRATION OF DISPUTES" PROVISION DECIDED BY NEUTRAL ARBITRATION AS PROVIDED BY CALIFORNIA LAW AND YOU ARE GIVING UP ANY RIGHTS YOU MIGHT POSSESS TO HAVE THE DISPUTE LITIGATED IN A COURT OR JURY TRIAL. BY INITIALING IN THE SPACE BELOW YOU ARE GIVING UP YOUR JUDICIAL RIGHTS TO DISCOVERY AND APPEAL, UNLESS SUCH RIGHTS ARE SPECIFICALLY INCLUDED IN THE "ARBITRATION OF DISPUTES" PROVISION. IF YOU REFUSE TO SUBMIT TO ARBITRATION AFTER AGREEING TO THIS PROVISION, YOU MAY BE COMPELLED TO ARBITRATE UNDER THE AUTHORITY OF THE CALIFORNIA CODE OF CIVIL PROCEDURE. YOUR AGREEMENT TO THIS ARBITRATION PROVISION IS VOLUNTARY.

WE HAVE READ AND UNDERSTAND THE FOREGOING AND AGREE TO SUBMIT DISPUTES ARISING OUT OF THE MATTERS INCLUDED IN THE "ARBITRATION OF DISPUTES" PROVISION TO NEUTRAL ARBITRATION.

DRS EAT _DRS_ LLC _DEL_ Exchanger

xxxxxxxxxxxxxx

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IN WITNESS WHEREOF, Exchanger, EAT and LLC each have caused this Agreement to be duly executed pursuant to proper authorization as of the day and year first above written.

EXCHANGER:

Maguire Properties L.P., a Maryland limited partnership

By: Maguire Properties, Inc., a Maryland corporation
           Its general partner

           By: /s/ Dallas E. Lucas
                     Name: Dallas E. Lucas
                     Its: Executive Vice President & CFO

EAT:

National Safe Harbor Exchanges, a California corporation

By: /s/ Dana Sobrado
Name: Dana Sobrado
Its: Assistant Vice President

LLC:

Maguire Properties - San Diego Tech Center, LLC, a Delaware limited liability company

By: National Safe Harbor Exchanges, a California corporation
Its: Sole Member

           By: /s/ Dana Sobrado
           Name: Dana Sobrado
           Its: Assistant Vice President

Exhibit 99.5

Recording Requested By And
When Recorded Mail To:

Sidley Austin Brown & Wood LLP
787 Seventh Avenue
New York, New York 10019
Attention: Michael Peskowitz, Esq.

MAGUIRE PROPERTIES - SAN DIEGO TECH CENTER, LLC, as Borrower

(Borrower)

to

STEWART TITLE OF CALIFORNIA, INC., as Trustee

(Trustee)

for the benefit of

COLUMN FINANCIAL, INC., as Lender

(Lender)

_____

DEED OF TRUST AND SECURITY AGREEMENT

_____

      Dated: As of April 6, 2005

      Location: 9605, 9645, 9685, 9725, 9805, 9855, 9675 and
      9735 Scranton Road and 10055, 10075, and
      10065 Barnes Canyon Road, San Diego, CA 92121

      County: San Diego

DEED OF TRUST AND SECURITY AGREEMENT

THIS **DEED OF TRUST AND SECURITY AGREEMENT** (this "Security Instrument") is made as of this 6th day of April, 2005, by **MAGUIRE PROPERTIES - SAN DIEGO TECH CENTER, LLC**, a Delaware limited liability company, having an address at 333 South Grand Avenue, Los Angeles, California 90071, as grantor ("Borrower") to **STEWART TITLE OF CALIFORNIA, INC.**, the trustee hereunder, having its mailing address at 888 West 6th Street, 4th floor, Los Angeles, California 90017 ("Trustee") for the benefit of **COLUMN FINANCIAL, INC.**, a Delaware corporation, having an address at 11 Madison Avenue, New York, New York 10010, as beneficiary ("Lender").

W I T N E S S E T H:

WHEREAS, this Security Instrument is given to secure a loan (the "Loan") in the principal sum of One Hundred Thirty-Three Million And No/100 Dollars ($133,000,000.00) advanced pursuant to that certain Loan Agreement, dated as of the date hereof, between Borrower and Lender (as the same may be amended, restated, replaced, supplemented, renewed, extended or otherwise modified from time to time, the "Loan Agreement") and evidenced by that certain Promissory Note, dated the date hereof, made by Borrower in favor of Lender (as the same may be amended, consolidated, severed, restated, replaced, supplemented, renewed, extended or otherwise modified from time to time, the "Note");

WHEREAS, Borrower desires to secure the payment of the Debt and the performance of all of its obligations under the Note, the Loan Agreement and the other Loan Documents (as herein defined); and

WHEREAS, this Security Instrument is given pursuant to the Loan Agreement, and payment, fulfillment, and performance by Borrower of its obligations thereunder and under the other Loan Documents are secured hereby, and each and every term and provision of the Loan Agreement, the Note, and that certain Assignment of Leases and Rents of even date herewith made by Borrower in favor of Lender delivered in connection with this Security Instrument (as the same may be amended, restated, replaced, supplemented, renewed, extended or otherwise modified from time to time, the "Assignment of Leases"), including the rights, remedies, obligations, covenants, conditions, agreements, indemnities, representations and warranties of the parties therein, are hereby incorporated by reference herein as though set forth in full and shall be considered a part of this Security Instrument (the Loan Agreement, the Note, this Security Instrument, the Assignment of Leases and Rents and all other documents evidencing or securing the Debt or executed or delivered in connection therewith, are hereinafter referred to collectively as the "Loan Documents").

NOW THEREFORE, in consideration of the making of the Loan by Lender and the covenants, agreements, representations and warranties set forth in this Security Instrument:

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ARTICLE 1

GRANTS OF SECURITY

SECTION 1.1 <u>Property Mortgaged</u>. Borrower does hereby grant a security interest in and irrevocably mortgage, grant, bargain, sell, pledge, assign, warrant, transfer, convey and set over to Trustee IN TRUST, WITH POWER OF SALE for the benefit and security of Lender and its successors and assigns the following property, rights, interests and estates now owned, or hereafter acquired by Borrower (collectively, the "Property"):

(a) <u>Land</u>. The real property known as the San Diego Tech Center, located at 9605, 9645, 9685, 9725, 9805, 9855, 9675 and 9735 Scranton Road and 10055, 10075, and 10065 Barnes Canyon Road, San Diego, San Diego County, California 92121, as is more particularly described in <u>Exhibit A</u> attached hereto and made a part hereof (the "Land");

(b) <u>Additional Land</u>. All additional lands, estates and development rights hereafter acquired by Borrower for use in connection with the Land and the development of the Land and all additional lands and estates therein which may, from time to time, by supplemental mortgage or otherwise, be expressly made subject to the lien of this Security Instrument;

(c) <u>Improvements</u>. The buildings, structures, fixtures, additions, enlargements, extensions, modifications, repairs, replacements and improvements now or hereafter erected or located on the Land (collectively, the "Improvements");

(d) <u>Easements</u>. All easements, rights-of-way or use, rights, strips and gores of land, streets, ways, alleys, passages, sewer rights, water, water courses, water rights and powers, air rights and development rights, and all estates, rights, titles, interests, privileges, liberties, servitudes, tenements, hereditaments and appurtenances of any nature whatsoever, in any way now or hereafter belonging, relating or pertaining to the Land and the Improvements and the reversions and remainders, and all land lying in the bed of any street, road or avenue, opened or proposed, in front of or adjoining the Land, to the center line thereof and all the estates, rights, titles, interests, rights of dower, rights of curtesy, property, possession, claim and demand whatsoever, both at law and in equity, of Borrower of, in and to the Land and the Improvements and every part and parcel thereof, with the appurtenances thereto;

(e) <u>Equipment</u>. All "equipment," as such term is defined in Article 9 of the Uniform Commercial Code (hereinafter defined), now owned or hereafter acquired by Borrower, which is used at or in connection with the Improvements or the Land or is located thereon or therein (including, but not limited to, all machinery, equipment, furnishings, and electronic data-processing and other office equipment now owned or hereafter acquired by Borrower and any and all additions, substitutions and replacements of any of the foregoing), together with all attachments, components, parts, equipment and accessories installed thereon or affixed thereto (collectively, the "Equipment"). Notwithstanding the foregoing, Equipment shall not include any property belonging to tenants under Leases (hereinafter defined) except to the extent that Borrower shall have any right or interest therein;

(f) <u>Fixtures</u>. All Equipment now owned, or the ownership of which is hereafter acquired, by Borrower which is so related to the Land and Improvements forming part

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of the Property that it is deemed fixtures or real property under the law of the particular state in which the Equipment is located, including, without limitation, all building or construction materials intended for construction, reconstruction, alteration or repair of or installation on the Property, construction equipment, appliances, machinery, plant equipment, fittings, apparatuses, fixtures and other items now or hereafter attached to, installed in or used in connection with (temporarily or permanently) any of the Improvements or the Land, including, but not limited to, engines, devices for the operation of pumps, pipes, plumbing, call and sprinkler systems, fire extinguishing apparatuses and equipment, heating, ventilating, incinerating, electrical, air conditioning and air cooling equipment and systems, gas and electric machinery, appurtenances and equipment, pollution control equipment, security systems, disposals, dishwashers, refrigerators and ranges, recreational equipment and facilities of all kinds, and water, gas, electrical, storm and sanitary sewer facilities, utility lines and equipment (whether owned individually or jointly with others, and, if owned jointly, to the extent of Borrower's interest therein) and all other utilities whether or not situated in easements, all water tanks, water supply, water power sites, fuel stations, fuel tanks, fuel supply, and all other structures, together with all accessions, appurtenances, additions, replacements, betterments and substitutions for any of the foregoing and the proceeds thereof (collectively, the "Fixtures"). Notwithstanding the foregoing, "Fixtures" shall not include any property which tenants are entitled to remove pursuant to Leases, except to the extent that Borrower shall have any right or interest therein;

(g) Personal Property. All furniture, furnishings, objects of art, machinery, goods, inventory, tools, supplies, appliances, general intangibles (including, without limitation, payment intangibles), contract rights, accounts, accounts receivable, franchises, licenses, certificates and permits, and all other personal property of any kind or character whatsoever as defined in and subject to the provisions of the Uniform Commercial Code, whether tangible or intangible, other than Fixtures, which are now or hereafter owned by Borrower and which are located within or about the Land and the Improvements, together with all accessories, replacements and substitutions thereto or therefor and the proceeds thereof (collectively, the "Personal Property"), and the right, title and interest of Borrower in and to any of the Personal Property which may be subject to any security interests, as defined in the Uniform Commercial Code, as adopted and enacted by the state or states where any of the Property is located (the "Uniform Commercial Code"), superior in lien to the lien of this Security Instrument and all proceeds and products of the above;

(h) Leases and Rents. All leases, subleases or subsubleases, lettings, licenses, concessions or other agreements (whether written or oral and whether now or hereinafter in effect) pursuant to which any Person is granted a possessory interest in, or right to use or occupy all or any portion of the Land and the Improvements, and every modification, amendment or other agreement relating to such leases, subleases, subsubleases, lettings, licenses, concessions or other agreements entered into in connection with such leases, subleases, subsubleases, lettings, licenses, concessions or other agreements and every guarantee of the performance and observance of the covenants, conditions and agreements to be performed and observed by the other party thereto, heretofore or hereafter entered into (collectively, the "Leases"), whether before or after the filing by or against Borrower of any petition for relief under 11 U.S.C. §101 et seq., as the same may be amended from time to time (the "Bankruptcy Code") and all right, title and interest of Borrower, its successors and assigns therein and thereunder, including, without limitation, letter-of-credit rights, cash or securities deposited thereunder to secure the performance by the lessees of their obligations thereunder and all rents, additional rents, revenues, issues and profits (including timber to be cut, all oil and gas or other mineral royalties and bonuses) from the Land and the Improvements whether paid or accruing before or after the filing by or against Borrower of any petition for relief under the Bankruptcy Code (collectively, the "Rents") and all proceeds from the sale or other disposition of the Leases and the right to receive and apply the Rents to the payment of the Debt;

(i) <u>Condemnation Awards</u>. All Awards which may heretofore and hereafter be made with respect to the Property, whether from the exercise of the right of eminent domain (including, but not limited to, any transfer made in lieu of or in anticipation of the exercise of the right), or for a change of grade, or for any other injury to or decrease in the value of the Property;

(j) <u>Insurance Proceeds</u>. All Insurance Proceeds in respect of the Property under any Policies covering the Property, including, without limitation, the right to receive and apply the proceeds of any Policies, judgments, or settlements made in lieu thereof, in connection with a Casualty to the Property;

(k) <u>Tax Certiorari</u>. All refunds, rebates or credits in connection with reduction in Taxes or Other Charges charged against the Property;

(l) <u>Conversion</u>. All proceeds of the conversion, voluntary or involuntary, of any of the foregoing including, without limitation, Insurance Proceeds and Awards, into cash or liquidation claims;

(m) <u>Rights</u>. The right, in the name and on behalf of Borrower, to appear in and defend any action or proceeding brought with respect to the Property and to commence any action or proceeding to protect the interest of Lender in the Property;

(n) <u>Agreements</u>. All agreements, contracts, certificates, instruments, franchises, permits, licenses, plans, specifications and other documents, now or hereafter entered into, and all rights therein and thereto, respecting or pertaining to the use, occupation, construction, management or operation of the Land and any part thereof and any Improvements or any business or activity conducted on the Land and any part thereof and all right, title and interest of Borrower therein and thereunder, including, without limitation, the right, upon the happening of any default hereunder, to receive and collect any sums payable to Borrower thereunder;

(o) <u>Trademarks</u>. All tradenames, trademarks, servicemarks, logos, copyrights, goodwill, books and records and all other general intangibles relating to or used in connection with the operation of the Property;

(p) <u>Accounts</u>. All reserves, escrows and deposit accounts maintained by Borrower with respect to the Property, including, without limitation, all accounts established or maintained pursuant to (i) the Cash Management Agreement and (ii) the Lockbox Bank Instruction Letter from Borrower and Lender to Lockbox Bank, as agreed to and acknowledged by Lockbox Bank; together with all deposits or wire transfers made to such accounts and all cash, checks, drafts, certificates, securities, investment property, financial assets, instruments and

4

other property held therein from time to time and all proceeds, products, distributions or dividends or substitutions thereon and thereof;

(q) Other Rights. Any and all other rights of Borrower in and to the items set forth in Subsections (a) through (p) above.

AND without limiting any of the other provisions of this Security Instrument, to the extent permitted by applicable law, Borrower expressly grants to Lender, as secured party, a security interest in the portion of the Property which is or may be subject to the provisions of the Uniform Commercial Code which are applicable to secured transactions; it being understood and agreed that the Improvements and Fixtures are part and parcel of the Land (the Land, the Improvements and the Fixtures collectively referred to as the "Real Property") appropriated to the use thereof and, whether affixed or annexed to the Real Property or not, shall for the purposes of this Security Instrument be deemed conclusively to be real estate and mortgaged hereby.

SECTION 1.2 Assignment of Rents. Borrower hereby absolutely and unconditionally assigns to Lender all of Borrower's right, title and interest in and to all current and future Leases and Rents; it being intended by Borrower that this assignment constitutes a present, absolute assignment and not an assignment for additional security only. Nevertheless, subject to the terms of the Assignment of Leases, the Cash Management Agreement and Section 7.1(h) of this Security Instrument, Lender grants to Borrower a revocable license to collect, receive, use and enjoy the Rents and Borrower shall hold the Rents, or a portion thereof sufficient to discharge all current sums due on the Debt, for use in the payment of such sums.

SECTION 1.3 Security Agreement. This Security Instrument is both a real property mortgage or deed of trust and a "security agreement" within the meaning of the Uniform Commercial Code. The Property includes both real and personal property and all other rights and interests, whether tangible or intangible in nature, of Borrower in the Property. By executing and delivering this Security Instrument, Borrower hereby grants to Lender and Trustee, as security for the Obligations (hereinafter defined), a security interest in the Fixtures, the Equipment and the Personal Property to the full extent that the Fixtures, the Equipment and the Personal Property may be subject to the Uniform Commercial Code (said portion of the Property so subject to the Uniform Commercial Code being called the "Collateral"). If an Event of Default shall occur and be continuing, Lender or Trustee, in addition to any other rights and remedies which it may have, shall have and may exercise immediately and without demand, any and all rights and remedies granted to a secured party upon default under the Uniform Commercial Code, including, without limiting the generality of the foregoing, the right to take possession of the Collateral or any part thereof, and to take such other measures as Lender may deem necessary for the care, protection and preservation of the Collateral. Upon request or demand of Lender or Trustee after the occurrence and during the continuance of an Event of Default, Borrower shall, at its expense, assemble the Collateral and make it available to Lender or Trustee at a convenient place (at the Land if tangible property) reasonably acceptable to Lender. Borrower shall pay to Lender on demand any and all expenses, including reasonable legal expenses and attorneys' fees, incurred or paid by Lender or Trustee in protecting its interest in the Collateral and in enforcing its rights hereunder with respect to the Collateral after the occurrence and during the continuance of an Event of Default. Any notice of sale, disposition or

5

other intended action by Lender with respect to the Collateral sent to Borrower in accordance with the provisions hereof at least ten (10) Business Days prior to such action, shall, except as otherwise provided by applicable law, constitute reasonable notice to Borrower. The proceeds of any disposition of the Collateral, or any part thereof, may, except as otherwise required by applicable law, be applied by Lender to the payment of the Debt in such priority and proportions as Lender in its discretion shall deem proper. Borrower's (debtor's) principal place of business is as set forth on page one hereof and the address of Lender (secured party) is as set forth on page one hereof.

SECTION 1.4 <u>Fixture Filing</u>. Certain of the Property is or will become "fixtures" (as that term is defined in the Uniform Commercial Code) on the Land, and this Security Instrument, upon being filed for record in the real estate records of the city or county wherein such fixtures are situated, shall operate also as a financing statement filed as a fixture filing in accordance with the applicable provisions of said Uniform Commercial Code upon such of the Property that is or may become fixtures.

SECTION 1.5 <u>Pledges of Monies Held</u>. Borrower hereby pledges to Lender any and all monies now or hereafter held by Lender or on behalf of Lender, including, without limitation, any sums deposited in the Lockbox Account, the Cash Management Account, the Reserve Funds and Net Proceeds, as additional security for the Obligations until expended or applied as provided in this Security Instrument.

CONDITIONS TO GRANT

TO HAVE AND TO HOLD the above granted and described Property and TO WARRANT AND DEFEND the title to the Property unto the Trustee and to his or her successors and assigns for the benefit of Lender and its successors and assigns, forever;

IN TRUST WITH POWER OF SALE, to secure the payment to Lender of the Debt at the time and in the manner provided for in the Note, the Loan Agreement and in this Security Instrument;

PROVIDED, HOWEVER, these presents are upon the express condition that, if Borrower shall well and truly pay to Lender the Debt at the time and in the manner provided in the Note, the Loan Agreement and this Security Instrument, shall well and truly perform the Other Obligations (hereafter defined) as set forth in this Security Instrument and shall well and truly abide by and comply with each and every covenant and condition set forth herein and in the Note, the Loan Agreement and the other Loan Documents, these presents and the estate hereby granted shall cease, terminate and be void; provided, however, that Borrower's obligation to indemnify and hold harmless Lender and Trustee pursuant to the provisions hereof shall survive any such payment or release.

ARTICLE 2

DEBT AND OBLIGATIONS SECURED

SECTION 2.1 <u>Debt</u>. This Security Instrument and the grants, assignments and transfers made in Article 1 are given for the purpose of securing the Debt.

SECTION 2.2 Other Obligations. This Security Instrument and the grants, assignments and transfers made in Article 1 are also given for the purpose of securing the following (collectively, the "Other Obligations"):

(a) the performance of all other obligations of Borrower contained herein;

(b) the performance of each obligation of Borrower contained in the Loan Agreement and any other Loan Document; and

(c) the performance of each obligation of Borrower contained in any renewal, extension, amendment, modification, consolidation, change of, or substitution or replacement for, all or any part of the Note, the Loan Agreement or any other Loan Document.

SECTION 2.3 Debt and Other Obligations. Borrower's obligations for the payment of the Debt and the performance of the Other Obligations shall be referred to collectively herein as the "Obligations."

ARTICLE 3

BORROWER COVENANTS

Borrower covenants and agrees that:

SECTION 3.1 Payment of Debt. Borrower will pay the Debt at the time and in the manner provided in the Loan Agreement, the Note and this Security Instrument.

SECTION 3.2 Incorporation by Reference. All the covenants, conditions and agreements contained in (a) the Loan Agreement, (b) the Note and (c) all and any of the other Loan Documents, are hereby made a part of this Security Instrument to the same extent and with the same force as if fully set forth herein.

SECTION 3.3 Insurance. Borrower shall obtain and maintain, or cause to be maintained, in full force and effect at all times insurance with respect to Borrower and the Property as required pursuant to the Loan Agreement.

SECTION 3.4 Maintenance of Property. Borrower shall cause the Property to be maintained in a good and safe condition and repair. The Improvements, the Fixtures, the Equipment and the Personal Property shall not be removed, demolished or materially altered (except for normal replacement of the Fixtures, the Equipment, the Personal Property, or tenant finish and refurbishment of the Improvements) without the consent of Lender or as otherwise permitted pursuant to the Loan Agreement. Borrower shall promptly repair, replace or rebuild any part of the Property which may be destroyed by any Casualty or become damaged, worn or dilapidated or which may be affected by any Condemnation, and shall complete and pay for any structure at any time in the process of construction or repair on the Land.

SECTION 3.5 Waste. Borrower shall not commit or suffer any waste of the Property or make any change in the use of the Property which will in any way materially increase the risk of fire or other hazard arising out of the operation of the Property, or take any action that might invalidate or allow the cancellation of any Policy, or do or permit to be done thereon anything that may in any way materially impair the value of the Property or the security of this Security Instrument. Borrower will not, without the prior written consent of Lender, permit any drilling or exploration for or extraction, removal, or production of any minerals from the surface or the subsurface of the Land, regardless of the depth thereof or the method of mining or extraction thereof.

SECTION 3.6 <u>Payment for Labor and Material</u>s. (a) Subject to Section 3.6(b) hereof, Borrower will promptly pay when due all bills and costs for labor, materials, and specifically fabricated materials ("Labor and Material Costs") incurred in connection with the Property and never permit to exist beyond the due date thereof in respect of the Property or any part thereof any Lien or security interest, even though inferior to the Liens and the security interests hereof, and in any event never permit to be created or exist in respect of the Property or any part thereof any other or additional Lien or security interest other than the Liens or security interests hereof except for the Permitted Encumbrances.

(b) After prior written notice to Lender, Borrower, at its own expense, may contest by appropriate legal proceeding, promptly initiated and conducted in good faith and with due diligence, the amount or validity or application in whole or in part of any of the Labor and Material Costs, provided that (i) no Event of Default has occurred and is continuing under the Loan Agreement, the Note, this Security Instrument or any of the other Loan Documents, (ii) Borrower is permitted to do so under the provisions of any other mortgage, deed of trust or deed to secure debt affecting the Property, (iii) such proceeding shall suspend the collection of the Labor and Material Costs from Borrower and from the Property or Borrower shall have paid all of the Labor and Material Costs under protest, (iv) such proceeding shall be permitted under and be conducted in accordance with the provisions of any other instrument to which Borrower is subject and shall not constitute a default thereunder, (v) neither the Property nor any part thereof or interest therein will be in danger of being sold, forfeited, terminated, canceled or lost, and (vi) Borrower shall have furnished the security as may be required in the proceeding, or as may be reasonably requested by Lender, to insure the payment of any contested Labor and Material Costs, together with all interest and penalties thereon.

SECTION 3.7 <u>Performance of Other Agreements</u>. Borrower shall observe and perform each and every term, covenant and provision to be observed or performed by Borrower pursuant to the Loan Agreement, any other Loan Document and any other agreement or recorded instrument affecting or pertaining to the Property and any amendments, modifications or changes thereto.

SECTION 3.8 <u>Change of Name, Identity or Structure</u>. Except for the assignment of all of the membership interests in Borrower from National Safe Harbor Exchanges, a California corporation, to Maguire Properties, L.P., a Maryland limited partnership, which is expressly permitted under the Loan Agreement and the organization documents of each of the foregoing entities, Borrower shall not change Borrower's name, identity (including its trade name or names), corporate, partnership or other structure, jurisdiction of formation or organization or Borrower's organizational identification number without notifying Lender of such change in writing at least thirty (30) days prior to the effective date of such change and, in the case of a change in Borrower's structure or Borrower's jurisdiction of formation or organization, without first obtaining the prior written consent of Lender, except as otherwise permitted pursuant to

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Section 5.2.10 of the Loan Agreement. Borrower shall authorize and deliver to Lender, prior to or contemporaneously with the effective date of any such change, any financing statement or financing statement change required by Lender to establish or maintain the validity, perfection and priority of the security interest granted herein. At the request of Lender, Borrower shall execute a certificate in form satisfactory to Lender listing the trade names under which Borrower intends to operate the Property, and representing and warranting that Borrower does business under no other trade name with respect to the Property.

SECTION 3.9 <u>Title</u>. Borrower has good, marketable and insurable fee simple title to the real property comprising part of the Property and good title to the balance of such Property, free and clear of all Liens whatsoever except the Permitted Encumbrances, such other Liens as are permitted pursuant to the Loan Documents and the Liens created by the Loan Documents. The Permitted Encumbrances in the aggregate do not materially and adversely affect the value, operation or use of the Property or Borrower's ability to repay the Loan. This Security Instrument, when properly recorded in the appropriate records, together with any Uniform Commercial Code financing statements required to be filed in connection therewith, will create (a) a valid, perfected first priority Lien on the Property, subject only to Permitted Encumbrances and the Liens created by the Loan Documents and (b) perfected security interests in and to, and perfected collateral assignments of, all personalty owned by Borrower (including the Leases), all in accordance with the terms thereof, in each case subject only to any applicable Permitted Encumbrances, such other Liens as are permitted pursuant to the Loan Documents and the Liens created by the Loan Documents. There are no claims for payment for work, labor or materials affecting the Property which are past due and are or may be reasonably expected to become a Lien prior to, or of equal priority with, the Liens created by the Loan Documents unless such claims for payments are being contested in accordance with the terms and conditions of this Security Instrument.

ARTICLE 4

OBLIGATIONS AND RELIANCES

SECTION 4.1 <u>Relationship of Borrower and Lender</u>. The relationship between Borrower and Lender is solely that of debtor and creditor, and Lender has no fiduciary or other special relationship with Borrower, and no term or condition of the Loan Agreement, the Note, this Security Instrument and the other Loan Documents shall be construed so as to deem the relationship between Borrower and Lender to be other than that of debtor and creditor.

SECTION 4.2 <u>No Reliance on Lender</u>. The general partners, managers, members, principals and (if Borrower is a trust) beneficial owners of Borrower are experienced in the ownership and operation of properties similar to the Property, and Borrower and Lender are relying solely upon such expertise and business plan in connection with the ownership and operation of the Property. Borrower is not relying on Lender's expertise, business acumen or advice in connection with the Property.

SECTION 4.3 <u>No Lender Obligations</u>.

(a) Notwithstanding the provisions of Subsections 1.1(h) and (n) or Section 1.2 hereof, Lender is not undertaking the performance of (i) any obligations under the Leases; or

(ii) any obligations with respect to such agreements, contracts, certificates, instruments, franchises, permits, trademarks, licenses and other documents.

(b) By accepting or approving anything required to be observed, performed or fulfilled or to be given to Lender pursuant to this Security Instrument, the Loan Agreement, the Note or the other Loan Documents, including, without limitation, any Officer's Certificate, balance sheet, statement of profit and loss or other financial statement, survey, appraisal, or Policy, Lender shall not be deemed to have warranted, consented to, or affirmed the sufficiency, the legality or effectiveness of same, and such acceptance or approval thereof shall not constitute any warranty or affirmation with respect thereto by Lender.

SECTION 4.4 Reliance. Borrower recognizes and acknowledges that in accepting the Loan Agreement, the Note, this Security Instrument and the other Loan Documents, Lender is expressly and primarily relying on the truth and accuracy of the warranties and representations set forth in Section 4.1 of the Loan Agreement without any obligation to investigate the Property and notwithstanding any investigation of the Property by Lender; that such reliance existed on the part of Lender prior to the date hereof, that the warranties and representations are a material inducement to Lender in making the Loan; and that Lender would not be willing to make the Loan and accept this Security Instrument in the absence of the warranties and representations as set forth in Section 4.1 of the Loan Agreement.

ARTICLE 5

FURTHER ASSURANCES

SECTION 5.1 Recording of Security Instrument, etc. Borrower forthwith upon the execution and delivery of this Security Instrument and thereafter, from time to time, will cause this Security Instrument and any of the other Loan Documents creating a Lien or security interest or evidencing the Lien hereof upon the Property and each instrument of further assurance to be filed, registered or recorded in such manner and in such places as may be required by any present or future law in order to publish notice of and fully to protect and perfect the Lien or security interest hereof upon, and the interest of Lender in, the Property. Borrower will pay all taxes, document stamps, filing, registration or recording fees, and all expenses incident to the preparation, execution, acknowledgment and/or recording of the Note, this Security Instrument, the other Loan Documents, any note, deed of trust or mortgage supplemental hereto, any security instrument with respect to the Property and any instrument of further assurance, and any modification or amendment of the foregoing documents, and all federal, state, county and municipal taxes, duties, imposts, assessments and charges arising out of or in connection with the execution and delivery of this Security Instrument, any deed of trust or mortgage supplemental hereto, any security instrument with respect to the Property or any instrument of further assurance, and any modification or amendment of the foregoing documents, except where prohibited by law so to do.

SECTION 5.2 Further Acts, etc. Borrower will, at the cost of Borrower, and without expense to Lender, do, execute, acknowledge and deliver all further acts, deeds, conveyances, deeds of trust, mortgages, deeds to secure debt, assignments, notices of assignments, transfers and assurances as Lender shall, from time to time, reasonably require, for the better assuring, conveying, assigning, transferring, and confirming unto Lender the property and rights hereby mortgaged, deeded, granted, bargained, sold, conveyed, confirmed, pledged, assigned, warranted and transferred or intended now or hereafter so to be, or which Borrower may be or may hereafter become bound to convey or assign to Lender, or for carrying out the intention or facilitating the performance of the terms of this Security Instrument or for filing, registering or recording this Security Instrument, or for complying with all Legal Requirements. Borrower, on demand, will authorize and deliver, and in the event it shall fail to so authorize and deliver, hereby authorizes Lender and Trustee to file one or more financing statements to evidence more effectively the security interest of Lender in the Property. Borrower grants to Lender and Trustee an irrevocable power of attorney coupled with an interest for the purpose of exercising and perfecting any and all rights and remedies available to Lender at law and in equity, including without limitation, such rights and remedies available to Lender pursuant to this Section 5.2.

SECTION 5.3 <u>Changes in Tax, Debt, Credit and Documentary Stamp Laws</u>.

(a) If any law is enacted or adopted or amended after the date of this Security Instrument which deducts the Debt from the value of the Property for the purpose of taxation or which imposes a tax, either directly or indirectly, on the Debt or Lender's interest in the Property, Borrower will pay the tax, with interest and penalties thereon, if any. If Lender is advised by counsel chosen by it that the payment of tax by Borrower would be unlawful or taxable to Lender or unenforceable or provide the basis for a defense of usury then Lender shall have the option by written notice of not less than one hundred twenty (120) days to declare the Debt immediately due and payable.

(b) Borrower will not claim or demand or be entitled to any credit or credits on account of the Debt for any part of the Taxes or Other Charges assessed against the Property, or any part thereof, and no deduction shall otherwise be made or claimed from the assessed value of the Property, or any part thereof, for real estate tax purposes by reason of this Security Instrument or the Debt. If such claim, credit or deduction shall be required by law, Lender shall have the option, by written notice of not less than one hundred twenty (120) days, to declare the Debt immediately due and payable.

(c) If at any time the United States of America, any State thereof or any subdivision of any such State shall require revenue or other stamps to be affixed to the Note, this Security Instrument, or any of the other Loan Documents or impose any other tax or charge on the same, Borrower will pay for the same, with interest and penalties thereon, if any.

SECTION 5.4 <u>Severing of Mortgage</u>. This Security Instrument and the Note shall, at any time until the same shall be fully paid and satisfied, at the sole election of Lender, be severed into two or more notes and two or more security instruments in such denominations as Lender shall determine in its sole discretion, each of which shall cover all or a portion of the Property to be more particularly described therein. To that end, Borrower, upon written request of Lender, shall execute, acknowledge and deliver, or cause to be executed, acknowledged and delivered by the then owner of the Property, to Lender and/or its designee or designees, substitute notes and security instruments in such principal amounts, aggregating not more than the then unpaid principal amount of this Security Instrument, and containing terms, provisions and clauses similar to those contained herein and in the Note, and such other documents and instruments as may be required by Lender.

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SECTION 5.5 Replacement Documents. Upon receipt of an affidavit of an officer of Lender as to the loss, theft, destruction or mutilation of the Note or any other Loan Document which is not of public record, and, in the case of any such mutilation, upon surrender and cancellation of such Note or other Loan Document, Borrower will issue, in lieu thereof, a replacement Note or other Loan Document, dated the date of such lost, stolen, destroyed or mutilated Note or other Loan Document in the same principal amount thereof and otherwise of like tenor.

ARTICLE 6

DUE ON SALE/ENCUMBRANCE

SECTION 6.1 Lender Reliance. Borrower acknowledges that Lender has examined and relied on the experience of Borrower and its general partners, managers, members, principals and (if Borrower is a trust) beneficial owners in owning and operating properties such as the Property in agreeing to make the Loan, and will continue to rely on Borrower's ownership of the Property as a means of maintaining the value of the Property as security for repayment of the Debt and the performance of the Other Obligations. Borrower acknowledges that Lender has a valid interest in maintaining the value of the Property so as to ensure that, should Borrower default in the repayment of the Debt or the performance of the Other Obligations, Lender can recover the Debt by a sale of the Property.

SECTION 6.2 No Sale/Encumbrance. Neither Borrower nor any Restricted Party shall Transfer the Property or any part thereof or any interest therein or permit or suffer the Property or any part thereof or any interest therein to be Transferred other than as expressly permitted pursuant to the terms of the Loan Agreement.

ARTICLE 7

RIGHTS AND REMEDIES UPON DEFAULT

SECTION 7.1 Remedies. Upon the occurrence and during the continuance of any Event of Default, Borrower agrees that Lender or Trustee may take such action, without notice or demand, as it deems advisable to protect and enforce its rights against Borrower and in and to the Property, including, but not limited to, the following actions, each of which may be pursued concurrently or otherwise, at such time and in such order as Lender may determine, in its sole discretion, without impairing or otherwise affecting the other rights and remedies of Lender:

(a) declare the entire unpaid Debt to be immediately due and payable;

(b) institute proceedings, judicial or otherwise, for the complete foreclosure of this Security Instrument under any applicable provision of law, in which case the Property or any interest therein may be sold for cash or upon credit in one or more parcels or in several interests or portions and in any order or manner;

(c) with or without entry, to the extent permitted and pursuant to the procedures provided by applicable law, institute proceedings for the partial foreclosure of this Security Instrument for the portion of the Debt then due and payable, subject to the continuing Lien and security interest of this Security Instrument for the balance of the Debt not then due, unimpaired and without loss of priority;

(d) sell for cash or upon credit the Property or any part thereof and all estate, claim, demand, right, title and interest of Borrower therein and rights of redemption thereof, pursuant to power of sale or otherwise, at one or more sales, as an entirety or in parcels, at such time and place, upon such terms and after such notice thereof as may be required or permitted by law;

(e) institute an action, suit or proceeding in equity for the specific performance of any covenant, condition or agreement contained herein, in the Note, the Loan Agreement or in the other Loan Documents;

(f) recover judgment on the Note either before, during or after any proceedings for the enforcement of this Security Instrument or the other Loan Documents;

(g) apply for the appointment of a receiver, trustee, liquidator or conservator of the Property, without notice and without regard for the adequacy of the security for the Debt and without regard for the solvency of Borrower, any guarantor, indemnitor with respect to the Loan or of any Person liable for the payment of the Debt;

(h) the license granted to Borrower under Section 1.2 hereof shall automatically be revoked and Lender may enter into or upon the Property, either personally or by its agents, nominees or attorneys and dispossess Borrower and its agents and servants therefrom, without liability for trespass, damages or otherwise and exclude Borrower and its agents or servants wholly therefrom, and take possession of all books, records and accounts relating thereto and Borrower agrees to surrender possession of the Property and of such books, records and accounts to Lender upon demand, and thereupon Lender may (i) use, operate, manage, control, insure, maintain, repair, restore and otherwise deal with all and every part of the Property and conduct the business thereat; (ii) complete any construction on the Property in such manner and form as Lender deems advisable; (iii) make alterations, additions, renewals, replacements and improvements to or on the Property; (iv) exercise all rights and powers of Borrower with respect to the Property, whether in the name of Borrower or otherwise, including, without limitation, the right to make, cancel, enforce or modify Leases, obtain and evict tenants, and demand, sue for, collect and receive all Rents; (v) require Borrower to pay monthly in advance to Lender, or any receiver appointed to collect the Rents, the fair and reasonable rental value for the use and occupation of such part of the Property as may be occupied by Borrower; (vi) require Borrower to vacate and surrender possession of the Property to Lender or to such receiver and, in default thereof, Borrower may be evicted by summary proceedings or otherwise; and (vii) apply the receipts from the Property to the payment of the Debt, in such order, priority and proportions as Lender shall deem appropriate in its sole discretion after deducting therefrom all expenses (including reasonable attorneys' fees) incurred in connection with the aforesaid operations and all amounts necessary to pay the Taxes, Other Charges, Insurance Premiums and other expenses in connection with the Property, as well as just and reasonable compensation for the services of Lender, its counsel, agents and employees;

(i) exercise any and all rights and remedies granted to a secured party upon default under the Uniform Commercial Code, including, without limiting the generality of the foregoing: (i) the right to take possession of the Fixtures, the Equipment, the Personal Property or any part thereof, and to take such other measures as Lender may deem necessary for the care,

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protection and preservation of the Fixtures, the Equipment, the Personal Property, and (ii) request Borrower at its expense to assemble the Fixtures, the Equipment, the Personal Property and make it available to Lender or Trustee at a convenient place acceptable to Lender. Any notice of sale, disposition or other intended action by Lender or Trustee with respect to the Fixtures, the Equipment, the Personal Property sent to Borrower in accordance with the provisions hereof at least five (5) days prior to such action, shall constitute commercially reasonable notice to Borrower;

(j) apply any sums then deposited or held in escrow or otherwise by or on behalf of Lender in accordance with the terms of the Loan Agreement, this Security Instrument or any other Loan Document to the payment of the following items in any order in its sole discretion:

(i) Taxes and Other Charges;

(ii) Insurance Premiums;

(iii) Interest on the unpaid principal balance of the Note;

(iv) Amortization of the unpaid principal balance of the Note; or

(v) All other sums payable pursuant to the Note, the Loan Agreement, this Security Instrument and the other Loan Documents, including, without limitation, advances made by Lender pursuant to the terms of this Security Instrument;

(k) pursue such other remedies as Lender may have under applicable law; or

(l) apply the undisbursed balance of any Net Proceeds Deficiency deposit, together with interest thereon, to the payment of the Debt in such order, priority and proportions as Lender shall deem to be appropriate in its discretion.

In the event of a sale, by foreclosure, power of sale or otherwise, of less than all of Property, this Security Instrument shall continue as a lien and security interest on the remaining portion of the Property unimpaired and without loss of priority.

SECTION 7.2 Application of Proceeds. The purchase money, proceeds and avails of any disposition of the Property, and or any part thereof, or any other sums collected by Lender pursuant to the Note, this Security Instrument or the other Loan Documents, may be applied by Lender to the payment of the Debt in such priority and proportions as Lender in its discretion shall deem proper.

SECTION 7.3 Right to Cure Defaults. Upon the occurrence and during the continuance of any Event of Default, Lender may, but without any obligation to do so and without notice to or demand on Borrower and without releasing Borrower from any obligation hereunder, make any payment or do any act required of Borrower hereunder in such manner and to such extent as Lender may deem necessary to protect the security hereof. Lender is authorized to enter upon the Property for such purposes, or appear in, defend, or bring any action or proceeding to protect its interest in the Property or to foreclose this Security Instrument or collect the Debt, and the cost and expense thereof (including reasonable attorneys' fees to the extent permitted by law), with interest as provided in this Section 7.3, shall constitute a portion of the Debt and shall be due and payable to Lender upon demand. All such costs and expenses incurred by Lender in remedying such Event of Default or such failed payment or act or in appearing in, defending, or bringing any such action or proceeding shall bear interest at the Default Rate, for the period after notice from Lender that such cost or expense was incurred to the date of payment to Lender. All such costs and expenses incurred by Lender together with interest thereon calculated at the Default Rate shall be deemed to constitute a portion of the Debt and be secured by this Security Instrument and the other Loan Documents and shall be immediately due and payable upon demand by Lender therefor.

SECTION 7.4 <u>Actions and Proceedings</u>. Lender and Trustee, or either of them, has the right to appear in and defend any action or proceeding brought with respect to the Property and to bring any action or proceeding, in the name and on behalf of Borrower, which Lender, in its discretion, decides should be brought to protect its interest in the Property.

SECTION 7.5 <u>Recovery of Sums Required To Be Paid</u>. Lender shall have the right from time to time to take action to recover any sum or sums which constitute a part of the Debt as the same become due, without regard to whether or not the balance of the Debt shall be due, and without prejudice to the right of Lender thereafter to bring an action of foreclosure, or any other action, for a default or defaults by Borrower existing at the time such earlier action was commenced.

SECTION 7.6 <u>Examination of Books and Records</u>. At reasonable times and upon reasonable notice, Lender, its agents, accountants and attorneys shall have the right to examine the records, books, management and other papers of Borrower which reflect upon their financial condition, at the Property or at any office regularly maintained by Borrower where the books and records are located. Lender and its agents shall have the right to make copies and extracts from the foregoing records and other papers. In addition, at reasonable times and upon reasonable notice, Lender, its agents, accountants and attorneys shall have the right to examine and audit the books and records of Borrower pertaining to the income, expenses and operation of the Property during reasonable business hours at any office of Borrower where the books and records are located. This Section 7.6 shall apply throughout the term of the Note and without regard to whether an Event of Default has occurred or is continuing.

SECTION 7.7 <u>Other Rights, etc</u>. (a) The failure of Lender to insist upon strict performance of any term hereof shall not be deemed to be a waiver of any term of this Security Instrument. Borrower shall not be relieved of Borrower's obligations hereunder by reason of (i) the failure of Lender to comply with any request of Borrower or any guarantor or indemnitor with respect to the Loan to take any action to foreclose this Security Instrument or otherwise enforce any of the provisions hereof or of the Note or the other Loan Documents, (ii) the release, regardless of consideration, of the whole or any part of the Property, or of any person liable for the Debt or any portion thereof, or (iii) any agreement or stipulation by Lender extending the time of payment or otherwise modifying or supplementing the terms of the Note, this Security Instrument or the other Loan Documents.

(b) It is agreed that the risk of loss or damage to the Property is on Borrower, and Lender shall have no liability whatsoever for decline in value of the Property, for failure to maintain the Policies, or for failure to determine whether insurance in force is adequate as to the amount of risks insured. Possession by Lender shall not be deemed an election of judicial relief if any such possession is requested or obtained with respect to any Property or collateral not in Lender's possession.

(c) Lender may resort for the payment of the Debt to any other security held by Lender in such order and manner as Lender, in its discretion, may elect. Lender may take action to recover the Debt, or any portion thereof, or to enforce any covenant hereof without prejudice to the right of Lender thereafter to foreclose this Security Instrument. The rights of Lender under this Security Instrument shall be separate, distinct and cumulative and none shall be given effect to the exclusion of the others. No act of Lender shall be construed as an election to proceed under any one provision herein to the exclusion of any other provision. Lender shall not be limited exclusively to the rights and remedies herein stated but shall be entitled to every right and remedy now or hereafter afforded at law or in equity.

SECTION 7.8 <u>Right to Release Any Portion of the Property</u>. Lender, or Trustee upon written instructions from Lender, may release any portion of the Property in accordance with the terms and conditions set forth in the Loan Agreement without, as to the remainder of the Property, in any way impairing or affecting the lien or priority of this Security Instrument, or improving the position of any subordinate lienholder with respect thereto, except to the extent that the obligations hereunder shall have been reduced by the actual monetary consideration, if any, received by Lender for such release, and may accept by assignment, pledge or otherwise any other property in place thereof as Lender may require without being accountable for so doing to any other lienholder. This Security Instrument shall continue as a lien and security interest in the remaining portion of the Property.

SECTION 7.9 <u>Violation of Laws</u>. If the Property is not in material compliance with Legal Requirements, Lender may impose additional requirements upon Borrower in connection herewith including, without limitation, monetary reserves or financial equivalents.

SECTION 7.10 <u>Recourse and Choice of Remedies</u>. Notwithstanding any other provision of this Security Instrument or the Loan Agreement, including, without limitation, Section 9.4 of the Loan Agreement, Lender and other Indemnified Parties (as hereinafter defined) are entitled to enforce the obligations of Borrower, any guarantor and indemnitor contained in Sections 8.2, 8.3 and 8.4 herein without first resorting to or exhausting any security or collateral and without first having recourse to the Note or any of the Property, through foreclosure or acceptance of a deed in lieu of foreclosure or otherwise, and in the event Lender commences a foreclosure action against the Property, Lender is entitled to pursue a deficiency judgment with respect to such obligations against Borrower and, to the extent permitted by the Loan Agreement and the other Loan Documents, any guarantor or indemnitor with respect to the Loan. The provisions of Sections 8.2, 8.3 and 8.4 herein are recourse and Borrower and any guarantor or indemnitor with respect to the Loan are fully and personally liable for the obligations pursuant to Sections 8.2, 8.3 and 8.4 herein to the extent provided in the Loan Agreement and the Guaranties, and under the laws of the State of California. The liability of Borrower with respect to the Loan pursuant to Sections 8.2, 8.3 and 8.4 herein is not limited to the original principal amount of the Note, to the

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extent provided in the Loan Agreement and under the laws of the State of California. Notwithstanding the foregoing, nothing herein shall inhibit or prevent Lender from foreclosing or exercising any other rights and remedies pursuant to the Loan Agreement, the Note, this Security Instrument and the other Loan Documents, whether simultaneously with foreclosure proceedings or in any other sequence. A separate action or actions may be brought and prosecuted against Borrower pursuant to Sections 8.2, 8.3 and 8.4 herein whether or not action is brought against any other Person or whether or not any other Person is joined in the action or actions.

SECTION 7.11 Right of Entry. Upon reasonable notice to Borrower, Lender and its agents (including Trustee) shall have the right to enter and inspect the Property at all reasonable times.

ARTICLE 8

INDEMNIFICATION

SECTION 8.1 General Indemnification. Borrower shall, at its sole cost and expense, protect, defend, indemnify, release and hold harmless the Indemnified Parties from and against any and all claims, suits, liabilities (including, without limitation, strict liabilities), actions, proceedings, obligations, debts, damages, losses, costs, expenses, diminutions in value, fines, penalties, charges, fees, expenses, judgments, awards, amounts paid in settlement, punitive damages, foreseeable and unforeseeable consequential damages, of whatever kind or nature (including, but not limited, to reasonable attorneys' fees and other costs of defense) (collectively, the "Losses") imposed upon or incurred by or asserted against any Indemnified Parties and directly or indirectly arising out of or in any way relating to any one or more of the following: (a) ownership of this Security Instrument, the Property or any interest therein or receipt of any Rents; (b) any amendment to the Debt, the Note, the Loan Agreement, this Security Instrument, or any other Loan Documents; (c) any and all lawful action that may be taken by Lender in connection with the enforcement of the provisions of this Security Instrument, the Loan Agreement, the Note or any of the other Loan Documents, whether or not suit is filed in connection with same, or in connection with Borrower, any guarantor or indemnitor and/or any partner, joint venturer or shareholder thereof becoming a party to a voluntary or involuntary federal or state bankruptcy, insolvency or similar proceeding; (d) any accident, injury to, or death of, persons or loss of or damage to property occurring in, on or about the Property or any part thereof or on the adjoining sidewalks, curbs, adjacent property or adjacent parking areas, streets or ways; (e) any use, nonuse or condition in, on or about the Property or any part thereof or on the adjoining sidewalks, curbs, adjacent property or adjacent parking areas, streets or ways; (f) any failure on the part of Borrower to perform or be in compliance with any of the terms of this Security Instrument, the Note, the Loan Agreement or any of the other Loan Documents; (g) performance of any labor or services or the furnishing of any materials or other property in respect of the Property or any part thereof; (h) the failure of any person to file timely with the Internal Revenue Service an accurate Form 1099-B, Statement for Recipients of Proceeds from Real Estate, Broker and Barter Exchange Transactions, which may be required in connection with this Security Instrument, or to supply a copy thereof in a timely fashion to the recipient of the proceeds of the transaction in connection with which this Security Instrument is made; (i) any failure of the Property to be in compliance with any Legal Requirements; (j) the enforcement by any Indemnified Party of the provisions of this Article 8; (k) any and all claims and demands

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whatsoever which may be asserted against Lender by reason of any alleged obligations or undertakings on its part to perform or discharge any of the terms, covenants, or agreements contained in any Lease; (l) the payment of any commission, charge or brokerage fee to anyone claiming through Borrower which may be payable in connection with the funding of the Loan; or (m) any misrepresentation made by Borrower in this Security Instrument or any other Loan Document. Any amounts payable to Lender by reason of the application of this Section 8.1 shall become immediately due and payable and shall bear interest at the Applicable Rate from the date loss or damage is sustained by Lender until paid. For purposes of this Article 8, the term "Indemnified Parties" means Lender, Trustee and any Person who is or will have been involved in the origination of the Loan, any Person who is or will have been involved in the servicing of the Loan, any Person in whose name the encumbrance created by this Security Instrument is or will have been recorded, Persons who may hold or acquire or will have held a full or partial interest in the Loan (including, but not limited to, investors or prospective investors in the Securities, as well as custodians, trustees and other fiduciaries who hold or have held a full or partial interest in the Loan for the benefit of third parties) as well as the respective directors, officers, shareholders, partners, employees, agents, servants, representatives, contractors, subcontractors, affiliates, subsidiaries, participants, successors and assigns of any and all of the foregoing (including, but not limited to, any other Person who holds or acquires or will have held a participation or other full or partial interest in the Loan, whether during the term of the Loan or as a part of or following a foreclosure of the Loan and any successors by merger, consolidation or acquisition of all or a substantial portion of Lender's assets and business).

SECTION 8.2 <u>Mortgage and/or Intangible Tax</u>. Borrower shall, at its sole cost and expense, protect, defend, indemnify, release and hold harmless the Indemnified Parties from and against any and all Losses imposed upon or incurred by or asserted against any Indemnified Parties and directly or indirectly arising out of or in any way relating to any tax on the making and/or recording of this Security Instrument, the Note or any of the other Loan Documents, but excluding any income, franchise or other similar taxes.

SECTION 8.3 <u>ERISA Indemnification</u>. Borrower shall, at its sole cost and expense, protect, defend, indemnify, release and hold harmless the Indemnified Parties from and against any and all Losses (including, without limitation, reasonable attorneys' fees and costs incurred in the investigation, defense, and settlement of Losses incurred in correcting any prohibited transaction or in the sale of a prohibited loan, and in obtaining any individual prohibited transaction exemption under ERISA that may be required, in Lender's sole discretion) that Lender may incur, directly or indirectly, as a result of a default under Sections 4.1.9 or 5.2.9 of the Loan Agreement.

SECTION 8.4 <u>Environmental Indemnification</u>. Borrower shall, at its sole cost and expense, protect, defend, indemnify, release and hold harmless the Indemnified Parties from and against any and all Losses imposed upon or incurred by or asserted against any Indemnified Parties and directly or indirectly arising out of or in any way relating to any one or more of the following: (a) any presence of any Hazardous Substances in, on, above, or under the Property; (b) any past, present or threatened Release of Hazardous Substances in, on, above, under or from the Property; (c) any activity by Borrower, any Person affiliated with Borrower, and/or any tenant or other user of the Property in connection with any actual, proposed or threatened use, treatment, storage, holding, existence, disposition or other Release, generation, production,

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manufacturing, processing, refining, control, management, abatement, removal, handling, transfer or transportation to or from the Property of any Hazardous Substances at any time located in, under, on or above the Property; (d) any activity by Borrower, any Person affiliated with Borrower, and any tenant or other user of the Property in connection with any actual or proposed Remediation of any Hazardous Substances at any time located in, under, on or above the Property, whether or not such Remediation is voluntary or pursuant to court or administrative order, including, but not limited to, any removal, remedial or corrective action; (e) any past, present or threatened non-compliance or violation of any Environmental Law (or of any permit issued pursuant to any Environmental Law) in connection with the Property or operations thereon, including, but not limited to, any failure by Borrower, any Person affiliated with Borrower, and any tenant or other user of the Property to comply with any order of any Governmental Authority in connection with any Environmental Laws; (f) the imposition, recording or filing of any Environmental Lien (as defined in the Environmental Indemnity) encumbering the Property; (g) any administrative processes or proceedings or judicial proceedings in any way connected with any matter addressed in Section 9.4 of the Loan Agreement; (h) any past, present or threatened injury to, destruction of or loss of natural resources in any way connected with the Property, including, but not limited to, costs to investigate and assess such injury, destruction or loss; (i) any acts of Borrower, any Person affiliated with Borrower, and/or any tenant or other user of the Property in arranging for the disposal or treatment, or arranging with a transporter for transport for the disposal or treatment, of the Hazardous Substances at any facility or incineration vessel containing Hazardous Substances; (j) any acts of Borrower, any Person affiliated with Borrower, and/or any tenant or other user of the Property in accepting any Hazardous Substances for transport to disposal or treatment facilities, incineration vessels or sites from which there is a Release, or a threatened Release of any Hazardous Substance which causes the incurrence of costs for Remediation; (k) any personal injury, wrongful death, or property or other damage arising under any statutory or common law or tort law theory, including, but not limited to, damages assessed for private or public nuisance or for the conducting of an abnormally dangerous activity on or near the Property; and (l) any misrepresentation or inaccuracy in any representation or warranty or material breach or failure to perform any covenants or other obligations pursuant to this Security Instrument, the Loan Agreement or the Environmental Indemnity. For the purposes of this Section 8.4, (i) the term "Losses" includes any losses, damages, costs, fees, expenses, claims, suits, judgments, awards, liabilities (including, but not limited to, strict liabilities), obligations, debts, diminutions in value, fines, penalties, charges, costs of Remediation (whether or not performed voluntarily), amounts paid in settlement, foreseeable and unforeseeable consequential damages, and reasonable litigation costs, attorneys' fees, engineers' fees, environmental consultants' fees, and investigation costs (including, but not limited to, costs for sampling, testing and analysis of soil, water, air, building materials, and other materials and substances whether solid, liquid or gas), of whatever kind or nature, and whether or not incurred in connection with any judicial or administrative proceedings, actions, claims, suits, judgments or awards, (ii) the term "Release" includes, but is not limited to, any release, deposit, discharge, emission, leaking, leaching, spilling, seeping, migrating, injecting, pumping, pouring, emptying, escaping, dumping, disposing or other movement of Hazardous Substances, (iii) the term "Remediation" includes, but is not limited to, any response, remedial, removal, or corrective action; any activity to clean up, detoxify, decontaminate, contain or otherwise remediate any Hazardous Substance; any actions to prevent, cure or mitigate any Release of any Hazardous

Substance; any action to comply with any Environmental Laws or with any permits issued pursuant thereto; any inspection, investigation, study, monitoring, assessment, audit, sampling and testing, laboratory or other analysis, or evaluation relating to any Hazardous Substances or to anything referred to herein and (iv) the term "Hazardous Substances" includes, but is not limited to, any and all substances (whether solid, liquid or gas) defined, listed, or otherwise classified as pollutants, hazardous wastes, hazardous substances, hazardous materials, extremely hazardous wastes, or words of similar meaning or regulatory effect under any present or future Environmental Laws or that may have a negative impact on human health or the environment, including, but not limited to, petroleum and petroleum products, asbestos and asbestos-containing materials, polychlorinated biphenyls, lead, radon, toxic mold, radioactive materials, flammables and explosives, but excluding substances of kinds and in amounts ordinarily and customarily used or stored in properties similar to the Property for the purposes of cleaning or other maintenance or operations and otherwise in compliance with all Environmental Laws. The indemnity set forth in this Section 8.4 shall specifically not include any such costs relating to Hazardous Substances which are initially placed on, in or under the Property or any surrounding areas after foreclosure or other taking of title to or actual possession of the Property by any Indemnified Party or its designees.

SECTION 8.5 <u>Duty to Defend; Attorneys' Fees and Other Fees and Expenses</u>. Upon written request by any Indemnified Party, Borrower shall defend such Indemnified Party (if requested by any Indemnified Party, in the name of the Indemnified Party) by attorneys and other professionals approved by the Indemnified Parties. Notwithstanding the foregoing, if the defendants in any such claim or proceeding include both Borrower and any Indemnified Party and Borrower and such Indemnified Party shall have reasonably concluded that there are any legal defenses available to it and/or other Indemnified Parties that are different from or additional to those available to Borrower, such Indemnified Party shall have the right to select separate counsel to assert such legal defenses and to otherwise participate in the defense of such action on behalf of such Indemnified Party, provided that no compromise or settlement shall be entered without Borrower's consent, which consent shall not be unreasonably withheld. Upon demand, Borrower shall pay or, in the sole and absolute discretion of the Indemnified Parties, reimburse, the Indemnified Parties for the payment of reasonable fees and disbursements of attorneys, engineers, environmental consultants, laboratories and other professionals in connection therewith.

ARTICLE 9

WAIVERS

SECTION 9.1 <u>Waiver of Counterclaim</u>. To the extent permitted by applicable law, Borrower hereby waives the right to assert a counterclaim, other than a mandatory or compulsory counterclaim, in any action or proceeding brought against it by Lender or Trustee arising out of or in any way connected with this Security Instrument, the Loan Agreement, the Note, any of the other Loan Documents, or the Obligations.

SECTION 9.2 <u>Marshalling and Other Matters</u>. To the extent permitted by applicable law, Borrower hereby waives the benefit of all appraisement, valuation, stay, extension, reinstatement and redemption laws now or hereafter in force and all rights of marshalling in the event of any sale hereunder of the Property or any part thereof or any interest therein. Further,

Borrower hereby expressly waives any and all rights of redemption from sale under any order or decree of foreclosure of this Security Instrument on behalf of Borrower, and on behalf of each and every person acquiring any interest in or title to the Property subsequent to the date of this Security Instrument and on behalf of all persons to the extent permitted by applicable law.

SECTION 9.3 <u>Waiver of Notice</u>. To the extent permitted by applicable law, Borrower shall not be entitled to any notices of any nature whatsoever from Lender or Trustee except with respect to matters for which this Security Instrument specifically and expressly provides for the giving of notice by Lender or Trustee to Borrower and except with respect to matters for which Lender is required by applicable law to give notice, and Borrower hereby expressly waives the right to receive any notice from Lender or Trustee with respect to any matter for which this Security Instrument does not specifically and expressly provide for the giving of notice by Lender or Trustee to Borrower.

SECTION 9.4 <u>Waiver of Statute of Limitations</u>. To the extent permitted by applicable law, Borrower hereby expressly waives and releases to the fullest extent permitted by law, the pleading of any statute of limitations as a defense to payment of the Debt or performance of its Other Obligations.

SECTION 9.5 <u>Survival</u>. The indemnifications made pursuant to Sections 8.3 and 8.4 herein shall continue indefinitely in full force and effect and shall survive and shall in no way be impaired by any of the following: any satisfaction or other termination of this Security Instrument, any assignment or other transfer of all or any portion of this Security Instrument or Lender's interest in the Property (but, in such case, shall benefit both Indemnified Parties and any assignee or transferee), any exercise of Lender's rights and remedies pursuant hereto including, but not limited to, foreclosure or acceptance of a deed in lieu of foreclosure, any exercise of any rights and remedies pursuant to the Loan Agreement, the Note or any of the other Loan Documents, any transfer of all or any portion of the Property (whether by Borrower or by Lender following foreclosure or acceptance of a deed in lieu of foreclosure or at any other time), any amendment to this Security Instrument, the Loan Agreement, the Note or the other Loan Documents, and any act or omission that might otherwise be construed as a release or discharge of Borrower from the obligations pursuant hereto.

ARTICLE 10

EXCULPATION

The provisions of Section 9.4 of the Loan Agreement are hereby incorporated by reference into this Security Instrument to the same extent and with the same force as if fully set forth herein.

ARTICLE 11

NOTICES

All notices or other written communications hereunder shall be delivered in accordance with Section 10.6 of the Loan Agreement.

ARTICLE 12

APPLICABLE LAW

SECTION 12.1 <u>Governing Law</u>. This security instrument shall be governed in accordance with the terms and provisions of Section 10.3 of the Loan Agreement.

SECTION 12.2 <u>Usury Laws</u>. Notwithstanding anything to the contrary, (a) all agreements and communications between Borrower and Lender are hereby and shall automatically be limited so that, after taking into account all amounts deemed interest, the interest contracted for, charged or received by Lender shall never exceed the Maximum Legal Rate or amount, (b) in calculating whether any interest exceeds the Maximum Legal Rate, all such interest shall be amortized, prorated, allocated and spread over the full amount and term of all principal indebtedness of Borrower to Lender, and (c) if through any contingency or event, Lender receives or is deemed to receive interest in excess of the Maximum Legal Rate, any such excess shall be deemed to have been applied toward payment of the principal of any and all then outstanding indebtedness of Borrower to Lender, or if there is no such indebtedness, shall immediately be returned to Borrower.

SECTION 12.3 <u>Provisions Subject to Applicable Law</u>. All rights, powers and remedies provided in this Security Instrument may be exercised only to the extent that the exercise thereof does not violate any applicable provisions of law and are intended to be limited to the extent necessary so that they will not render this Security Instrument invalid, unenforceable or not entitled to be recorded, registered or filed under the provisions of any applicable law. If any term of this Security Instrument or any application thereof shall be invalid or unenforceable, the remainder of this Security Instrument and any other application of the term shall not be affected thereby.

ARTICLE 13

DEFINITIONS

All capitalized terms not defined herein shall have the respective meanings set forth in the Loan Agreement. Unless the context clearly indicates a contrary intent or unless otherwise specifically provided herein, words used in this Security Instrument may be used interchangeably in singular or plural form and the word "Borrower" shall mean "each Borrower and any subsequent owner or owners of the Property or any part thereof or any interest therein," the word "Lender" shall mean "Lender and any subsequent holder of the Note," the word "Note" shall mean "the Note and any other evidence of indebtedness secured by this Security Instrument," the word "Property" shall include any portion of the Property and any interest therein, and the phrases "attorneys' fees", "legal fees" and "counsel fees" shall include any and all attorneys', paralegal and law clerk fees and disbursements, including, but not limited to, fees and disbursements at the pre-trial, trial and appellate levels incurred or paid by Lender in protecting its interest in the Property, the Leases and the Rents and enforcing its rights hereunder.

ARTICLE 14

MISCELLANEOUS PROVISIONS

SECTION 14.1 <u>No Oral Change</u>. This Security Instrument, and any provisions hereof, may not be modified, amended, waived, extended, changed, discharged or terminated orally or by any act or failure to act on the part of Borrower or Lender, but only by an agreement in writing signed by the party against whom enforcement of any modification, amendment, waiver, extension, change, discharge or termination is sought.

SECTION 14.2 <u>Successors and Assigns</u>. This Security Instrument shall be binding upon and inure to the benefit of Borrower, Lender and Trustee and their respective successors and assigns forever.

SECTION 14.3 <u>Inapplicable Provisions</u>. If any term, covenant or condition of the Loan Agreement, the Note or this Security Instrument is held to be invalid, illegal or unenforceable in any respect, the Loan Agreement, the Note and this Security Instrument shall be construed without such provision.

SECTION 14.4 <u>Headings, etc</u>. The headings and captions of various Sections of this Security Instrument are for convenience of reference only and are not to be construed as defining or limiting, in any way, the scope or intent of the provisions hereof.

SECTION 14.5 <u>Number and Gender</u>. Whenever the context may require, any pronouns used herein shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural and vice versa.

SECTION 14.6 <u>Subrogation</u>. If any or all of the proceeds of the Note have been used to extinguish, extend or renew any indebtedness heretofore existing against the Property, then, to the extent of the funds so used, Lender shall be subrogated to all of the rights, claims, liens, titles, and interests existing against the Property heretofore held by, or in favor of, the holder of such indebtedness and such former rights, claims, liens, titles, and interests, if any, are not waived but rather are continued in full force and effect in favor of Lender and are merged with the lien and security interest created herein as cumulative security for the repayment of the Debt, the performance and discharge of Borrower's obligations hereunder, under the Loan Agreement, the Note and the other Loan Documents and the performance and discharge of the Other Obligations.

SECTION 14.7 <u>Entire Agreement</u>. The Note, the Loan Agreement, this Security Instrument and the other Loan Documents constitute the entire understanding and agreement between Borrower and Lender with respect to the transactions arising in connection with the Debt and supersede all prior written or oral understandings and agreements between Borrower and Lender with respect thereto. Borrower hereby acknowledges that, except as incorporated in writing in the Note, the Loan Agreement, this Security Instrument and the other Loan Documents, there are not, and were not, and no Persons are or were authorized by Lender to make, any representations, understandings, stipulations, agreements or promises, oral or written, with respect to the transaction which is the subject of the Note, the Loan Agreement, this Security Instrument and the other Loan Documents.

SECTION 14.8 <u>Limitation on Lender's Responsibility</u>. No provision of this Security Instrument shall operate to place any obligation or liability for the control, care, management or repair of the Property upon Lender, nor shall it operate to make Lender responsible or liable for any waste committed on the Property by the tenants or any other Person, or for any dangerous or defective condition of the Property, or for any negligence in the management, upkeep, repair or control of the Property resulting in loss or injury or death to any tenant, licensee, employee or stranger. Nothing herein contained shall be construed as constituting Lender a "mortgagee in possession."

ARTICLE 15

TRUSTEE'S FEES; SUBSTITUTE TRUSTEE; POWER OF SALE

SECTION 15.1 <u>Trustee's Fees</u>. Borrower shall pay all statutory or otherwise reasonable costs, fees and expenses incurred by Trustee and Trustee's agents and counsel in connection with the performance by Trustee of Trustee's duties hereunder and all such costs, fees and expenses shall be secured by this Security Instrument.

SECTION 15.2 <u>Substitute Trustee</u>. Trustee shall be under no duty to take any action hereunder except as expressly required hereunder or by law, or to perform any act which would involve Trustee in any expense or liability or to institute or defend any suit in respect hereof, unless properly indemnified to Trustee's reasonable satisfaction. Trustee, by acceptance of this Security Instrument, covenants to perform and fulfill the trusts herein created, being liable, however, only for gross negligence or willful misconduct, and hereby waives any statutory fee and agrees to accept reasonable compensation, in lieu thereof, for any services rendered by Trustee in accordance with the terms hereof. In the event of the resignation or death of Trustee, or Trustee's failure, refusal or inability, for any reason, or, at the option of Lender, without cause, Lender may appoint, in writing (but without any other formality or need to record same of public record, to the extent permitted by law), a substitute trustee, who shall thereupon succeed to all the estates, titles, rights, powers and trusts herein granted to and vested in Trustee. Lender may remove Trustee at any time or from time to time and select a successor trustee. In the event of the death, removal, resignation, refusal to act, or inability to act of Trustee, or in its sole discretion for any reason whatsoever, Lender may, without notice and without specifying any reason therefor and without applying to any court, select and appoint a successor trustee, by an instrument recorded wherever this Security Instrument is recorded and all powers, rights, duties and authority of Trustee, as aforesaid, shall thereupon become vested in such successor. Such substitute trustee shall not be required to give bond for the faithful performance of the duties of Trustee hereunder unless required by Lender. The procedure provided for in this paragraph for substitution of Trustee shall be in addition to and not in exclusion of any other provisions for substitution, by law or otherwise.

SECTION 15.3 <u>Power of Sale</u>.

(a) Upon the occurrence of an Event of Default, Trustee, or the agent or successor of Trustee, at the request of Lender, shall sell or offer for sale the Property in such portions, order and parcels as Lender may determine with or without having first taken possession of same, to the highest bidder for cash at one or more public auctions in accordance with the terms and provisions of the law of the State in which the Property is located. Such sale shall be made at the area within the courthouse of the county in which the Property (or any portion thereof to be sold) is situated (whether the parts or parcels thereof, if any, in different counties are contiguous or not, and without the necessity of having any personal property hereby secured present at such sale) which is designated by the applicable court of such County as the area in which public sales are to take place, or, if no such area is designated, at the area at the courthouse designated in the notice of sale as the area in which the sale will take place, on such day and at such times as permitted under applicable law of the State where the Property is located, after advertising the time, place and terms of sale and that portion of the Property in accordance with such law, and after having served written or printed notice of the proposed sale by certified mail on each Borrower obligated to pay the Note and other secured indebtedness secured by this Security Instrument according to the records of Lender in accordance with applicable law. The affidavit of any person having knowledge of the facts to the effect that such service was completed shall be prima facie evidence of the fact of service.

At any such public sale, Trustee may execute and deliver in the name of Borrower to the purchaser a conveyance of the Property or any part of the Property in fee simple. In the event of any sale under this Security Instrument by virtue of the exercise of the powers herein granted, or pursuant to any order in any judicial proceeding or otherwise, the Property may be sold in its entirety or in separate parcels and in such manner or order as Lender in its sole discretion may elect, and if Lender so elects, Trustee may sell the personal property covered by this Security Instrument at one or more separate sales in any manner permitted by the Uniform Commercial Code of the State in which the Property is located, and one or more exercises of the powers herein granted shall not extinguish or exhaust such powers, until all the Property is sold or the Note and other secured indebtedness is paid in full. If the Note and other secured indebtedness is now or hereafter further secured by any chattel mortgages, pledges, contracts or guaranty, assignments of lease, or other security instruments, Lender at its option may exhaust the remedies granted under any of said security instruments either concurrently or independently, and in such order as Lender may determine.

(b) Upon any foreclosure sale or sales of all or any portion of the Property under the power herein granted, Lender may bid for and purchase the Property and shall be entitled to apply all or any part of the Debt as a credit to the purchase price.

In the event of a foreclosure or a sale of all or any portion of the Property under the power herein granted, the proceeds of said sale shall be applied, in whatever order Lender in its sole discretion may decide, to the expenses of such sale and of all proceedings in connection therewith (including, without limitation, reasonable attorneys' fees and expenses), to fees and expenses of Trustee (including, without limitation, Trustee's reasonable attorneys' fees and expenses), to insurance premiums, liens, assessments, taxes and charges (including, without limitation, utility charges advanced by Lender), to payment of the outstanding principal balance of the Debt, and to the accrued interest on all of the foregoing; and the remainder, if any, shall be paid to Borrower, or to the person or entity lawfully entitled thereto.

ARTICLE 16

STATE-SPECIFIC PROVISIONS

SECTION 16.1 <u>Principles of Construction</u>. In the event of any inconsistencies between the terms and conditions of this Article 16 and the terms and conditions of this Security Instrument, the terms and conditions of this Article 16 shall control and be binding.

SECTION 16.2 <u>Guaranty Not Secured</u>. Anything to the contrary herein or elsewhere notwithstanding, the obligations of any guarantor under the Guaranty Agreement or under any other separate guaranty accepted by Lender shall not be secured by this Security Instrument, any separate assignment of leases or assignment of rents, or any other lien encumbering the Property; provided however that the Environmental Indemnity shall be so secured, subject to the rights of Lender to proceed on an unsecured basis thereunder pursuant to applicable law.

SECTION 16.3 <u>Fixture Filing</u>. This Security Instrument constitutes a fixture filing in accordance with Section 9502 of the California Uniform Commercial Code effective July 1, 2001, as the same may be amended.

IN WITNESS WHEREOF, this Security Instrument has been executed by Borrower as of the day and year first above written.


BORROWER:

MAGUIRE PROPERTIES - SAN DIEGO TECH CENTER, LLC,
a Delaware limited liability company

By: /s/ Dana R. Sobrado
           Name: Dana R. Sobrado
           Title: Assistant Vice President


Exhibit 99.6

Loan No. 1457323

**PROMISSORY NOTE**

$133,000,000.00

New York, New York
April 6, 2005

   FOR VALUE RECEIVED MAGUIRE PROPERTIES - SAN DIEGO TECH CENTER, LLC, a Delaware limited liability company, having an address at 333 South Grand Avenue, Los Angeles, California 90071, as maker ("**Borrower**"), hereby unconditionally promises to pay to the order of **COLUMN FINANCIAL, INC.,** a Delaware corporation, as payee, having an address at 11 Madison Avenue, New York, New York 10010 ("**Lender**"), or at such other place as the holder hereof may from time to time designate in writing, the principal sum of One Hundred Thirty-Three Million And No/100 Dollars ($133,000,000.00), in lawful money of the United States of America with interest thereon to be computed from the date of this Note at the Applicable Interest Rate, and to be paid in accordance with the terms of this Note and that certain Loan Agreement, dated the date hereof, between Borrower and Lender (as the same may be amended, restated, replaced, supplemented, renewed, extended or otherwise modified from time to time, the "**Loan Agreement**"). All capitalized terms not defined herein shall have the respective meanings set forth in the Loan Agreement.

**ARTICLE 1: PAYMENT TERMS**

   Borrower agrees to pay the principal sum of this Note and interest on the unpaid principal sum of this Note from time to time outstanding at the rates and at the times specified in the Loan Agreement, and the outstanding balance of the principal sum of this Note and all accrued and unpaid interest thereon shall be due and payable on the Maturity Date.

**ARTICLE 2: DEFAULT AND ACCELERATION**

   The Debt shall without notice become immediately due and payable at the option of Lender if any payment required in this Note is not paid on or prior to the date when due or if not paid on the Maturity Date or on the happening of any other Event of Default.

**ARTICLE 3: LOAN DOCUMENTS**

   This Note is secured by the Mortgage and the other Loan Documents. All of the terms, covenants and conditions contained in the Loan Agreement, the Mortgage and the other Loan Documents are hereby made part of this Note to the same extent and with the same force as if they were fully set forth herein. In the event of a conflict or inconsistency between the terms of this Note and the Loan Agreement, the terms and provisions of the Loan Agreement shall govern.

**ARTICLE 4: SAVINGS CLAUSE**

   Notwithstanding anything to the contrary, (a) all agreements and communications between Borrower and Lender are hereby and shall automatically be limited so that, after taking into account all amounts deemed interest, the interest contracted for, charged or received by Lender shall never exceed the Maximum Legal Rate, (b) in calculating whether any interest

1

exceeds the Maximum Legal Rate, all such interest shall be amortized, prorated, allocated and spread over the full amount and term of all principal indebtedness of Borrower to Lender and (c) if through any contingency or event Lender receives or is deemed to receive interest in excess of the Maximum Legal Rate, any such excess shall be deemed to have been applied toward payment of the principal of any and all then outstanding indebtedness of Borrower to Lender.

ARTICLE 5: NO ORAL CHANGE

This Note may not be modified, amended, waived, extended, changed, discharged or terminated orally or by any act or failure to act on the part of Borrower or Lender, but only by an agreement in writing signed by the party against whom enforcement of any modification, amendment, waiver, extension, change, discharge or termination is sought.

ARTICLE 6: WAIVERS

Borrower and all others who may become liable for the payment of all or any part of the Debt do hereby severally waive presentment and demand for payment, notice of dishonor, notice of intention to accelerate, notice of acceleration, protest and notice of protest and non-payment and all other notices of any kind. No release of any security for the Debt or extension of time for payment of this Note or any installment hereof, and no alteration, amendment or waiver of any provision of this Note, the Loan Agreement or the other Loan Documents made by agreement between Lender or any other Person shall release, modify, amend, waive, extend, change, discharge, terminate or affect the liability of Borrower, and any other Person who may become liable for the payment of all or any part of the Debt under this Note, the Loan Agreement or the other Loan Documents. No notice to or demand on Borrower shall be deemed to be a waiver of the obligation of Borrower or of the right of Lender to take further action without further notice or demand as provided for in this Note, the Loan Agreement or the other Loan Documents. If Borrower is a partnership, the agreements herein contained shall remain in force and be applicable, notwithstanding any changes in the individuals or entities comprising the partnership, and the term "**Borrower**" as used herein, shall include any alternate or successor partnership, but any predecessor partnership and its partners shall not thereby be released from any liability. If Borrower is a corporation, the agreements contained herein shall remain in full force and be applicable notwithstanding any changes in the shareholders comprising, or the officers and directors relating to, the corporation, and the term "**Borrower**" as used herein, shall include any alternative or successor corporation, but any predecessor corporation shall not be relieved of liability hereunder. If Borrower is a limited liability company, the agreements herein contained shall remain in force and be applicable, notwithstanding any changes in the members comprising the limited liability company, and the term "**Borrower**" as used herein, shall include any alternate or successor limited liability company, but any predecessor limited liability company and its members shall not thereby be released from any liability. If Borrower is a trust, the agreements herein contained shall remain in force and be applicable, notwithstanding any changes in the trustee or the beneficiaries relating to the trust, and the term "**Borrower**" as used herein, shall include any alternate or successor trust, but any predecessor trust and its trustees shall not thereby be released from any liability. Nothing in the foregoing four sentences shall be construed as a consent to, or a waiver of, any prohibition or restriction on transfers of interests in such partnership, corporation, limited liability company or trust, as applicable, which may be set forth in the Loan Agreement or any other Loan Document.

ARTICLE 7: TRANSFER

Upon the transfer of this Note, Borrower hereby waiving notice of any such transfer, Lender may deliver all the collateral mortgaged, granted, pledged or assigned pursuant to the Loan Documents, or any part thereof, to the transferee who shall thereupon become vested with all the rights herein or under applicable law given to Lender with respect thereto, and Lender shall thereafter forever be relieved and fully discharged from any liability or responsibility in the matter; but Lender shall retain all rights hereby given to it with respect to any liabilities and the collateral not so transferred.

ARTICLE 8: EXCULPATION

The provisions of Section 9.4 of the Loan Agreement are hereby incorporated by reference into this Note to the same extent and with the same force as if fully set forth herein.

ARTICLE 9: GOVERNING LAW

THIS NOTE WAS NEGOTIATED IN THE STATE OF NEW YORK, AND MADE BY BORROWER AND ACCEPTED BY LENDER IN THE STATE OF NEW YORK, AND THE PROCEEDS OF THIS NOTE WERE DISBURSED FROM THE STATE OF NEW YORK, WHICH STATE THE PARTIES AGREE HAS A SUBSTANTIAL RELATIONSHIP TO THE PARTIES AND TO THE UNDERLYING TRANSACTION EMBODIED HEREBY, AND IN ALL RESPECTS, INCLUDING, WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE, THIS NOTE AND THE OBLIGATIONS ARISING HEREUNDER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS MADE AND PERFORMED IN SUCH STATE (WITHOUT REGARD TO PRINCIPLES OF CONFLICT LAWS) AND ANY APPLICABLE LAW OF THE UNITED STATES OF AMERICA. TO THE FULLEST EXTENT PERMITTED BY LAW, BORROWER HEREBY UNCONDITIONALLY AND IRREVOCABLY WAIVES ANY CLAIM TO ASSERT THAT THE LAW OF ANY OTHER JURISDICTION GOVERNS THIS NOTE AND THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK PURSUANT TO SECTION 5-1401 OF THE NEW YORK GENERAL OBLIGATIONS LAW.

ANY LEGAL SUIT, ACTION OR PROCEEDING AGAINST LENDER OR BORROWER ARISING OUT OF OR RELATING TO THIS NOTE MAY AT LENDER'S OPTION BE INSTITUTED IN ANY FEDERAL OR STATE COURT IN THE CITY OF NEW YORK, COUNTY OF NEW YORK, PURSUANT TO SECTION 5-1402 OF THE NEW YORK GENERAL OBLIGATIONS LAW, AND BORROWER WAIVES ANY OBJECTIONS WHICH IT MAY NOW OR HEREAFTER HAVE BASED ON VENUE AND/OR FORUM NON CONVENIENS OF ANY SUCH SUIT, ACTION OR

PROCEEDING, AND BORROWER HEREBY IRREVOCABLY SUBMITS TO THE JURISDICTION OF ANY SUCH COURT IN ANY SUIT, ACTION OR PROCEEDING.

ARTICLE 10: NOTICES

All notices or other written communications hereunder shall be delivered in accordance with Section 10.6 of the Loan Agreement.

ARTICLE 11: JOINT AND SEVERAL

If more than one Person has executed this Note as "**Borrower**", the obligations of all such Persons hereunder shall be joint and several.

[NO FURTHER TEXT ON THIS PAGE]

IN WITNESS WHEREOF, Borrower has duly executed this Note as of the day and year first above written.

          BORROWER:

          MAGUIRE PROPERTIES - SAN DIEGO TECH CENTER, LLC,
          a Delaware limited liability company

          By: /s/ Dana R. Sobrado
                    Name: Dana R. Sobrado
                    Title: Assistant Vice President